

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02020234

NO ACT
P.E 12-26-01
1-13503

February 27, 2002

Act: 1934
Section
Rule: 14A-8
Public Availability: 2/27/2002

Hugh T. Wilkinson
Elias, Matz, Tiernan & Herrick LLP
12th Floor
734 15th Street, N.W.
Washington, DC 20005

Re: Staten Island Bancorp, Inc.
Incoming letter dated December 26, 2001

Dear Mr. Wilkinson:

This is in response to your letters dated December 26, 2001 and January 25, 2002 concerning the shareholder proposals submitted to Staten Island Bancorp by Jewelcor Management, Wesley & Gertude Harris, Evelyn Holtzman, Allison Holztman Garcia and Thomas Baker. We have also received letters on behalf of the proponents dated January 16, 2002 and January 17, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Richard L. Huffsmith
Vice President and General Counsel
Jewelcor Management, Inc.
100 North Wilkes-Barre Boulevard
Wilkes-Barre, PA 18702

Brian A. Buffalino
225 Wyoming Avenue
West Pittson, PA 18643

LAW OFFICES
ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
12TH FLOOR
734 15TH STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 347-0300
FACSIMILE: (202) 347-2172
WWW.EMTH.COM

TIMOTHY B. MATZ
STEPHEN M. EGE
RAYMOND A. TIERNAN
GERARD L. HAWKINS
JOHN P. SOUKENIK*
GERALD F. HEUPEL JR.
JEFFREY A. KOEPPEL
PHILIP ROSS BEVAN
HUGH T. WILKINSON
KEVIN M. HOULIHAN
KENNETH B. TABACH

*NOT ADMITTED IN D.C.

PATRICIA J. WOHL
DAVID K. TEEPLES
DAVID MAX SELTZER
ERIC M. MARION

SENIOR COUNSEL
W. MICHAEL HERRICK

OF COUNSEL
ALLIN P. BAXTER
JACK I. ELIAS
SHERYL JONES ALU

December 26, 2001

VIA MESSENGER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Staten Island Bancorp, Inc.
File No. 1-13503
Shareholder Proposals for 2002 Annual Meeting

Dear Ladies and Gentlemen:

By letter dated November 7, 2001, Jewelcor Management, Inc. ("Jewelcor") submitted multiple shareholder proposals (the "Multiple Proposals") to Staten Island Bancorp, Inc. ("Staten Island" or the "Company"). These Multiple Proposals were structured as a single proposal to evade the one proposal limit in Rule 14a-8(c) of the Securities Exchange Act of 1934, as amended ("1934 Act").

As special counsel to Staten Island, we notified Jewelcor by letter dated November 21, 2001 that Staten Island would omit from its proxy statement all of Jewelcor's Multiple Proposals unless Jewelcor timely reduced its Multiple Proposals to one. Jewelcor responded by having the wife and daughter of the Chairman of the Board, Chief Executive Officer and controlling shareholder of Jewelcor re-submit two of the Multiple Proposals, by having two other shareholders re-submit two of the Multiple Proposals on its behalf, and by re-submitting one of the Multiple Proposals itself. The proposals of each of these individuals were coordinated by, prepared by and sent in on behalf of Jewelcor through its attorney Brian Bufalino.

On December 10, 2001, we sent letters to each of Jewelcor and the four other nominal proponents, advising them that Staten Island intended to omit all five of the Multiple Proposals unless the proposals were timely reduced to one. This was our second notice to Jewelcor of the one proposal rule. The Multiple Proposals have not been reduced to one, and we believe for the reasons detailed below that Staten Island may omit all five of the proposals in reliance upon Rule 14a-8(c).

We seek the staff's concurrence that it will not recommend enforcement action to the Commission if Staten Island omits all five of the Multiple Proposals in reliance upon Rule 14a-8(c) of the 1934 Act. We have enclosed six copies of this letter for filing pursuant to Rule 14a-8(d). Attached as exhibits to this letter are each of the letters to or from Jewelcor or the nominal proponents referenced herein, in chronological order. This letter is being submitted within the time period required by Rule 14a-8(j)(1). To assist Staten Island in the preparation of its proxy materials and to avoid the need for Staten Island to prepare a response to the Multiple Proposals which it believes ultimately will be omitted from its proxy materials, it would be very much appreciated if we could receive the staff's response to this letter by February 15, 2002.

Background

Jewelcor is attempting to evade the one proposal limit in Rule 14a-8(c) by having parts of its original Multiple Proposals submitted on its behalf by nominal proponents. Two of the nominal proponents are immediately family members of Seymour Holtzman, who is the Chairman of the Board, Chief Executive Officer and (through companies that he and his wife control) controlling shareholder of Jewelcor. Jewelcor is wholly owned by Jewelcor, Inc., which in turn is wholly owned by S.H. Holdings, Inc. Seymour Holtzman is the Chairman of the Board and Chief Executive Officer of Jewelcor, Inc. and the Chairman and President of S.H. Holdings. Seymour Holtzman and his wife Evelyn Holtzman own, as tenants by the entirety, a controlling interest in S.H. Holdings. Evelyn and Seymour Holtzman control Jewelcor through their stock ownership in S.H. Holdings.

Allison Holtzman Garcia is the daughter of Seymour and Evelyn Holtzman, the controlling shareholders of Jewelcor. Wesley and Gertrude Harris are close neighbors of Evelyn Holtzman in Kingston, Pennsylvania, a small town near Jewelcor's main office in Wilkes-Barre, Pennsylvania. Dr. Thomas E. Baker is also well known by Seymour Holtzman and lives in Dallas, Pennsylvania, a small town near Kingston and Wilkes-Barre, Pennsylvania. Dr. Baker previously joined Seymour Holtzman and other members of Mr. Holtzman's immediate family in submitting multiple proposals to ONBANCorp. Inc. in 1995. Evelyn Holtzman, Allison Holtzman Garcia, Wesley and Gertrude Harris, and Dr. Thomas E. Baker are referred to herein as the "Nominal Proponents."

Brian A. Bufalino, Esq., located in West Pittston, Pennsylvania, has acted as Jewelcor's attorney on numerous instances in the past. With respect to Staten Island, Mr. Bufalino appeared at Staten Island's 2001 annual meeting on behalf of Jewelcor in order to present Jewelcor's shareholder proposal at such meeting. Mr. Bufalino voted Jewelcor's shares at the 2001 annual meeting pursuant to a power of attorney. Mr. Bufalino's office is in close proximity to Jewelcor's main office in Wilkes-Barre, Pennsylvania.

It is clear that Jewelcor and its officers coordinated, arranged or masterminded the submissions by the Nominal Proponents in an attempt to evade the one proposal limit. This is evidenced by the following:

(1) none of the Nominal Proponents submitted a proposal until after Jewelcor was notified by our November 21, 2001 letter that Jewelcor had to reduce its Multiple Proposals to one;

(2) each proposal submitted by the Nominal Proponents was originally part of the Multiple Proposals submitted by Jewelcor;

(3) following our November 21 letter, the Multiple Proposals were re-submitted by Jewelcor and each of the four Nominal Proponents by letters dated November 28 and November 29, 2001;

(4) following our November21 letter to Jewelcor, Jewelcor's attorney admitted "that this office assisted the [Nominal Proponents] in the preparation and mailing of the proposals" and that "all of the individuals know each other with varying degrees of familiarity" (see page 1 of Mr. Bufalino's letter in Exhibit 5);

(5) Jewelcor's attorney also admitted on page 2 of his December 20, 2001 letter that each of the Nominal Proponents knew "that [Jewelcor] had submitted a proposal to Staten Island and that [Jewelcor], under Staten Island's threat of exclusion, was submitting a revised proposal that would not contain various issues...that were addressed in [Jewelcor's] original proposal;"

(6) Jewelcor's attorney further admitted on page 2 of his December 20, 2001 letter that each of the Nominal Proponents "decided to submit a proposal to Staten Island that addressed one of the issues that was addressed in [Jewelcor's] original proposal but that would be missing from [Jewelcor's] revised proposal;

(7) the office of Jewelcor's attorney sent in all of the re-submitted Multiple Proposals, including Jewelcor's proposal re-submitted by letter dated November 28, 2001;

(8) three of the re-submitted proposals (including Jewelcor's) were sent to Staten Island on November 28, 2001 and were picked up by Federal Express at the exact same time (17:52, or 5:52 p.m.) in Pittston from the office of Jewelcor's attorney - see Exhibit 6 hereto;

(9) the remaining two re-submitted proposals were sent to Staten Island the very next day and were also picked up by Federal Express at the exact same time (18:01 or 6:01 p.m.) in Pittston from the office of Jewelcor's attorney - see Exhibit 6 hereto; and

(10) Jewelcor and its controlling shareholder Seymour Holtzman have a long history of using family members and friends to act as nominal proponents in order to evade the one proposal limit.

A description of the Multiple Proposals and the coordinated action to evade the one proposal limit follows.

The Multiple Proposals

The Multiple Proposals originally submitted by Jewelcor on November 7, 2001 sought the repeal of the following provisions in Staten Island's Certificate of Incorporation:

- Article 7(A) providing for staggered Board terms
- Article 8 prohibiting shareholder action by written consent and the calling of special meetings
- Article 11 regarding the approval of business combinations
- Article 12 prohibiting shareholders from owning 10% or more of the Company's stock
- Article 13 providing for a supermajority vote to amend the Company's Certificate of Incorporation and Bylaws.

In addition, Jewelcor's Multiple Proposals sought conforming changes to the Company's Bylaws.

These Multiple Proposals were identical to the proposals submitted by Jewelcor for Staten Island's 2001 annual meeting, which were not challenged by Staten Island last year under the one proposal rule. This year, we informed Staten Island of the staff's position in BostonFed Bancorp, Inc. (March 5, 2001), where the staff held that a proposal (which had been submitted by Jewelcor) similar to the Multiple Proposals here violated the one proposal limit. This was brought to Jewelcor's attention in our letter to Jewelcor dated November 21, 2001.

Jewelcor did not disagree with us that its original November 7 submission contained Multiple Proposals. The only issue here is whether Jewelcor should now be allowed to have the Nominal Proponents submit different parts of the Multiple Proposals on Jewelcor's behalf.

As set forth below, each proposal submitted by the Nominal Proponents on November 28 or 29 was originally part of the Multiple Proposals submitted by Jewelcor:

Jewelcor's November 7 Multiple Proposals	Proposals Re-Submitted on November 28 and 29 by
Repeal staggered Board terms	Jewelcor
Repeal prohibition on shareholders calling special meetings	Wesley and Gertrude Harris
Repeal prohibition on shareholders acting by written consent	Allison Holtzman Garcia
Repeal prohibition on shareholders acquiring 10% or more	Evelyn Holtzman
Repeal supermajority vote in Article 13	Thomas E. Baker, M.D.

Each of the proposals re-submitted on November 28 and 29 by the Nominal Proponents contain language similar to, and in some cases identical with, the language in Jewelcor's original Multiple Proposals, including the Resolved paragraph and (with the exception only of Wesley Harris) the second paragraph of the Supporting Statements. In addition, the cover letters for Dr. Baker and Allison Holtzman Garcia are nearly word for word identical, are each dated the same day, and were each picked up by Federal Express at the same time even though Dr. Baker lives in Pennsylvania and Allison Holtzman Garcia lives in Florida. The timing, substance and wording of the proposals submitted by the Nominal Proponents clearly indicate that they were coordinated, arranged or masterminded by Jewelcor and its officers, with the unmistakable purpose of avoiding the one proposal limit. The proposals of each of the Nominal Proponents were clearly coordinated by, and done on behalf of, Jewelcor, and Jewelcor's attorney admitted that his office prepared and mailed each of the proposals submitted by these Nominal Proponents.

None of the Nominal Proponents submitted a shareholder proposed to Staten Island for its 2001 annual meeting. Staten Island did receive a proposal from Allison Holtzman Garcia, one of the Nominal Proponents, for its 2000 annual meeting. Interestingly, we note that the proposal submitted by Allison Holtzman Garcia for the 2000 annual meeting was word for word identical with the proposal submitted by Jewelcor for the 2001 and 2002 annual meetings. Jewelcor submitted a separate sell the Company proposal for the 2000 meeting, and we argued unsuccessfully that Jewelcor and Allison Holtzman Garcia were acting in concert at the time. See Staten Island Bancorp, Inc. (March 21, 2000). The multi-prong proposal submitted by Allison Holtzman Garcia for the 2000 meeting was not challenged as constituting multiple proposals by itself.

For Staten Island's 2001 annual meeting, Jewelcor dropped its sell the Company proposal from the prior year and instead adopted word for word the multi-prong proposal submitted by the daughter of its controlling shareholder the year before. The daughter did not submit any proposals for the 2001 meeting, and Jewelcor's proposal last year was not challenged by Staten Island.

This year, now that Jewelcor has realized that it cannot submit all of its Multiple Proposals itself, Jewelcor and its officers have once again called upon the immediate family members and associates of its controlling shareholders in a deliberate and conscious attempt to evade the one proposal limit.

Family Relationships and History of Concerted Action

As noted above, Evelyn Holtzman is a controlling shareholder of Jewelcor through her joint ownership with her husband, as tenants by the entirety, of a controlling interest in S.H. Holdings. See Item 2 of the joint Schedule 13D filed by Jewelcor, Seymour and Evelyn Holtzman and others with respect to Ambanc Holding Co. Item 5 of the Schedule 13D states that "by virtue of Mr. and Mrs. Holtzman's ownership interest in S.H. Holdings, Inc. and the relationships between [Jewelcor, Jewelcor, Inc. and S.H. Holdings], Mr. Holtzman, Mrs. Holtzman, S.H. Holdings, Inc., and/or Jewelcor, Inc. may be deemed to be the beneficial owners of the securities held by [Jewelcor]." See Exhibit 7 hereto.

While Jewelcor has submitted shareholder proposals in conjunction with members of the Holtzman family in a number of other cases as set forth below, we believe that Jewelcor and its Chairman Seymour Holtzman have never submitted separate shareholder proposals to the same company because it is widely acknowledged that Jewelcor is the alter ego of Seymour Holtzman. We believe that Jewelcor is also properly viewed as the alter ego of Seymour's wife Evelyn Holtzman in light of her controlling stock ownership interest. As a result, both Jewelcor and Evelyn Holtzman should not be permitted to submit separate proposals.

Even if Jewelcor and Evelyn Holtzman are not alter egos, it is clear that Evelyn Holtzman is acting on behalf of or in concert with Jewelcor. Jewelcor is definitely controlled by Seymour

Holtzman if not also by Evelyn Holtzman. Jewelcor was informed by our letter dated November 21, 2001 that it had to reduce its Multiple Proposals to one, and then within one week Evelyn Holtzman who is the controlling shareholder of Jewelcor and the wife of Jewelcor's Chairman re-submitted part of the Multiple Proposals. Under these circumstances, it is beyond belief to even suggest that Evelyn Holtzman is not acting on behalf of or in concert with Jewelcor.

The multi-prong proposal submitted by Jewelcor on November 7, 2001 has been used interchangeably by Jewelcor and members of the Holtzman family. As noted above, Allison Holtzman Garcia initially submitted this identical proposal to Staten Island for its 2000 annual meeting, at a time when Jewelcor was still submitting "sell the company" proposals to Staten Island and others. When Jewelcor abandoned its "sell the company" proposal in 2001, it took over from Allison Holtzman Garcia the proposal submitted by her in 2000. Since Jewelcor and the Holtzman family decided to only submit one proposal (albeit a multi-prong one) to Staten Island in 2001, the proposal was submitted by Jewelcor rather than by the Chairman's daughter. Jewelcor again submitted the proposal for the 2002 annual meeting, and only called upon the Chairman's wife, daughter and close associates when it was informed that the Multiple Proposals had to be reduced to one.

The proposal originally submitted by Jewelcor on November 7, 2001 was substantially similar to the proposals submitted by Evelyn Holtzman to Keystone Financial in 1999, by Seymour Holtzman's son to TF Financial in 1999, and by Allison Holtzman Garcia to Staten Island for its 2000 meeting. Seymour Holtzman submitted a separate sale proposal to Keystone Financial and had his controlled company Jewelcor submit a separate sale proposal to TF Financial. This interchanging of proposals between Mr. and Mrs. Seymour Holtzman, their controlled company Jewelcor and their children all indicate that they are acting in concert with each other.

Mr. and Mrs. Seymour Holtzman also have a long history of filing joint Schedule 13Ds with their controlled company Jewelcor and their children and grandchildren. See, for example, the joint Schedule 13Ds filed by them with respect to Afsala Bancorp, Inc., Ambanc Holding Co., Inc., First Financial Corporation of Western Maryland, Franklin First Financial Corp., and Little Switzerland, Inc. Again, this history of filing joint Schedule 13Ds indicate that they are acting in concert with each other.

We note that the individual brokerage account records of Allison Holtzman Garcia are maintained at Jewelcor's offices in Pennsylvania, even though Allison lives in Boca Raton, Florida and uses a broker at the Boca Raton office of Bear Stearns.

The coordinated action in this case is clearly evident from the following facts:

(1) after Jewelcor receives our November 21, 2001 letter, the officers of Jewelcor contact Jewelcor's attorney, Brian Bufalino;

(2) Jewelcor and its officers, in conjunction with Mr. Bufalino, divide Jewelcor's original Multiple Proposals into five distinct parts, and Mr. Bufalino's office then prepares and sends in proposals for each of the Nominal Proponents;

(3) the Nominal Proponents include Jewelcor's controlling shareholder Evelyn Holtzman (who controls Jewelcor with her husband Seymour through their stock held jointly as tenants by the entirety), the daughter of Jewelcor's controlling shareholder (who lives in Florida), the close neighbors of Evelyn Holtzman, and an associate of Seymour Holtzman; and

(4) each of the Nominal Proponents were made aware that parts of Jewelcor's original Multiple Proposals were not going to be re-submitted by Jewelcor, and each agreed to submit a part of the original Multiple Proposals.

It defies credibility to assert that any of the Nominal Proponents would have submitted a proposal in the absence of our letter to Jewelcor dated November 21, 2001. It is clear that none of the Nominal Proponents would have submitted a proposal for the meeting unless they were contacted by Jewelcor and specifically asked to do so. Mr. Bufalino argues in his December 20, 2001 letter to Staten Island that each of the Nominal Proponents voluntarily agreed to submit a proposal and that none of them "knew the substance of any proposal submitted by any of the other individuals." We believe that the admission by Jewelcor's attorney that each of the Nominal Proponents (i) knew of Jewelcor's original submission, (ii) knew that they were being asked to submit a proposal that was part of Jewelcor's original submission, and (iii) agreed to help out Jewelcor only bolsters our arguments as to why these multiple proposals violate the one proposal limit. It is irrelevant whether any of the Nominal Proponents knew what part of Jewelcor's original submission was being submitted by the other Nominal Proponents or whether they controlled the other individuals. The critical fact, which has now been admitted, is that the multiple Nominal Proponents have now submitted multiple proposals, through Jewelcor's efforts, which taken together constitute the original multiple proposal submitted by Jewelcor.

Prior SEC Positions

The exclusion of the Multiple Proposals from Staten Island's proxy materials is consistent with the SEC's 1976 release and recent no-action letters. In Release No. 34-12999, November 22, 1976, in which a limit was first placed on the number of proposals that a shareholder is permitted to submit, the Commission stated:

> "The Commission is aware of the possibility that some proponents may attempt to evade the new limitations through various maneuvers .... The Commission wishes to make it clear that such tactics may result in . . . the granting of requests by the affected managements for a 'no action' letter concerning the omission from their proxy materials of the proposals at issue."

In those instances where a shareholder has submitted multiple proposals and has then had family members, friends or other associates submit the same or similar proposals shortly after being notified of the one proposal limit, the staff has consistently held that such maneuvers will result in all of the proposals being omitted. See Spartan Motors, Inc. (March 12, 2001) (husband submitted three proposals initially, then he and his wife submitted two); Drexler Technology Corporation (available June 14, 1999) (Dr. Shapiro submitted five proposals initially, then he, his wife, his son and two adult children of a neighbor submitted five); International Business Machines Corp. (January 26, 1998) (father submitted four proposals initially, then he, his wife, son and daughter submitted four); Pacific Enterprises (February 12, 1996) (union submitted six proposals initially, then union and three union members submitted four); NMR of America, Inc. (available May 11, 1993) (husband submitted two proposals initially, then he and his wife submitted two); and Dominion Resources, Inc. (available February 24, 1993) (proponent submitted three proposals initially, then proponent, a cousin and another family member submitted three).

The facts here are strongly similar to those in the above letters. Jewelcor submitted its Multiple Proposals on November 7, 2001 and, after being notified of the one proposal limit on November 21, 2001, arranged for the four Nominal Proponents to each submit part of Jewelcor's original submission. Not only are the proposals of the Nominal Proponents substantially identical to Jewelcor's original Multiple Proposals, each of the Nominal Proponents submitted their proposals only after being contacted on behalf of Jewelcor and with full knowledge that they were being asked to submit part of Jewelcor's original submission to Staten Island. Comparable or identical facts to the situations in the above referenced letters are present here, as is made clear above under the heading "Background."

The timing, substance and wording of the proposals submitted by the Nominal Proponents clearly indicate that they were coordinated, arranged or masterminded by Jewelcor and its officers. When these facts are combined with the immediate family relationships and other history of concerted action described above, it is clear that the Nominal Proponents are each acting on behalf of or at the request of Jewelcor and its officers.

Even where multiple proposals are not initially submitted by a single shareholder, the staff has held that proposals submitted on behalf of another person or entity or pursuant to a coordinated, arranged or orchestrated scheme are aggregated for purposes of the one proposal rule. See BankAmerica Corporation (available February 8, 1996) ("the nominal proponents are acting on behalf of. . . . Aviad Visoly" and the proposals may be omitted); Weyerhaeuser Company (December 20, 1995) ("the nominal proponents are acting on behalf of. . . .the Committee" and the proposals may be omitted); and Stone & Webster, Inc. (March 3, 1995) ("the nominal proponents are acting on behalf of. . . . Ram Trust" and the proposals may be omitted).

The facts in this case are even stronger than in the three letters cited in the preceding paragraph since all of the Multiple Proposals were originally submitted by Jewelcor. It is clear that Jewelcor and its officers (in conjunction with Jewelcor's attorney) coordinated, arranged or orchestrated the division of its Multiple Proposals into five separate proposals and found the four Nominal Proponents to submit different parts of the original Multiple Proposals on behalf of Jewelcor. In light of the admissions in the December 20 letter from Jewelcor's attorney, it is indisputable that none of the Nominal Proponents would have submitted a proposal unless requested to do so on behalf of Jewelcor in a deliberate and conscious attempt by Jewelcor to evade the one proposal limit.

We have notified Jewelcor twice of the need to reduce its Multiple Proposals to one, and each time Jewelcor has failed to do so in a timely manner. As a result, we believe that all of the proposals submitted by Jewelcor and the Nominal Proponents may be omitted from Staten Island's proxy materials.

We respectfully request that the staff concur in our view that all five proposals may be omitted in reliance upon Rule 14a-8(c) of the 1934 Act. Pursuant to Rule 14a-8(j)(1), a copy of this letter including exhibits is being sent to Jewelcor and to the attorney for each of the Nominal Proponents.

If you have any questions or comments with respect to this letter, please call either the undersigned or Gerald F. Heupel, Jr. at (202) 347-0300. If you disagree with our conclusions or need any additional information, we respectfully request the opportunity to confer with you prior to the issuance of your response.

Sincerely,

Hugh T. Wilkinson

Enclosures

cc: Patricia A. Smith, Staten Island
Richard L. Huffsmith, Esq., Jewelcor
Brian A. Bufalino, Esq.

Exhibit 1

Letter Dated November 7, 2001 from Jewelcor



COMPANIES

100 NORTH WILKES-BARRE BOULEVARD
WILKES-BARRE, PA 18702

570-822-6277
FAX 570-820-7014

November 7, 2001

VIA FEDERAL EXPRESS

Staten Island Bancorp, Inc.
15 Beach Street
Staten Island, NY 10304
Attn: Patricia A. Smith, Corporate Secretary

RE: Notice of Shareholder Proposal

Dear Ms. Smith:

Jewelcor Management, Inc.("JMI") is the record owner of 150 shares of common stock of Staten Island Bancorp, Inc. (the "Company")and the beneficial owner of an additional 128,350 shares of the Company's common stock. Enclosed is a copy of stock certificate number SI25156 issued by the Company which evidences JMI's record ownership.

With respect to the shares of stock evidenced by stock certificate number SI25156, the Company's books should reflect that Jewelcor Management, Inc., 100 North Wilkes-Barre Boulevard, Wilkes-Barre, Pennsylvania 18702 is the record owner of the stock. The 128,350 shares of common stock of the Company that are beneficially owned by JMI are held for the benefit of Bear Sterns Securities Corp. and for further credit by the Depository Trust Co. (DTC) and registered in their nominee name which is Cede & Co., 55 Water Street, New York, New York 10041. See attached letter from Robert Miller of Bear Stearns.

JMI has continuously owned at least $2,000 in market value of the Company's common stock for a period of time in excess of one year from the date of this letter. JMI intends to continue to own at least $2,000 in market value of the Company's stock through the date of the Company's Annual Meeting of Shareholders to be held in the year 2002 ("2002 Annual Meeting").

JMI, through an authorized representative, intends to present the enclosed Proposal and Supporting Statement ("Proposal") at the Company's 2002 Annual Meeting in accordance with Rule 14a-8 promulgated under the Securities and Exchange Act of 1934, as amended. Pursuant to Rule 14a-8, the enclosed Proposal must be set forth in the Company's proxy statement to be distributed to the Company's shareholders. Moreover, the Company's proxy form must also provide a means for all shareholders to vote on the Proposal.

The reason for conducting the business set forth in the Proposal at the Annual Meeting of Shareholders is that it is the most efficient manner of bringing this issue before the shareholders of the Company and its Board Of Directors.

JMI has not retained or otherwise engaged any person to make solicitations or recommendations to shareholders for the purpose of assisting in the passage of the proposal.

With the exception of enhancing shareholder value, JMI does not have any material interest in the enclosed Proposal. JMI hopes that the Board of Directors will give its utmost consideration to the Proposal.

Sincerely,

Richard L. Huffsmith
VP/General Counsel

RLH/jq
Enclosures

Shareholder Proposal

Resolved, it is recommended that the Board of Directors of Staten Island Bancorp, Inc. (the "Company") take the steps necessary to implement the following actions to remove the "anti-takeover" defenses from the Company's Certificate of Incorporation and Bylaws, unless precluded by state or federal law.

1. Repeal the following Articles of the Company's Certificate of Incorporation:

   a. Repeal Article 7(A) which segregates the Board of Directors into three separate classes with staggered terms of office and prohibits cumulative voting for the election of directors. (This proposed action is intended only to affect elections of directors that occur after Article 7(A)is repealed).

   b. Repeal Article 8 which prohibits shareholder action by written consent and prohibits the shareholders from calling a special meeting.

   c. Repeal Article 11 which requires the affirmative vote of at least 80% of shares entitled to vote in an election of directors ("Voting Shares") to approve a business combination not recommended by two-thirds of the Board of Directors.

   d. Repeal Article 12 which prohibits the acquisition of 10% of the Company's equity securities except in certain circumstances, including where approved by the Board of Directors.

   e. Repeal Article 13 which prohibits changes by the shareholders to the Company's Certificate of Incorporation without the affirmative vote of the holders of 80% of Voting Shares and which also requires the affirmative vote of at least 80% of Voting Shares to change Sections 2.4, 2.14, 4.1, 4.2, 4.3, 4.4 and 4.15 and Article VI of the Company's Bylaws.

2. Repeal the following Sections of the Company's Bylaws:

   a. Repeal Section 2.4 which prohibits shareholders from calling a special meeting.

   b. Repeal Section 11.1 which prohibits changes to the Company's Bylaws other than as set forth in the Company's Certificate of Incorporation.

3. Amend Section 4.2 of the Company's Bylaws to remove all language regarding the segregation of the Board of Directors into three separate classes.

Supporting Statement

The Company's Certificate of Incorporation and Bylaws presently contain provisions which restrict the ability of the sharcholders to effectuate a proposed acquisition of the Company that has not been approved by the Board of Directors. Moreover, these provisions prohibit the shareholders from calling a special meeting and restrict the shareholders' ability to act by written consent and to alter the composition of the majority of the Board of Directors. If the above actions were effectuated, we shareholders would have a greater ability to affect the management of the Company. It is the opinion of this shareholder, that we shareholders should be given more of a voice in the future of the Company. Please vote YES on this proposal.

Please note that any amendments to the Certificate of Incorporation approved by the Board of Directors must subsequently be approved by the shareholders in order to be implemented.





BEAR STEARNS SECURITIES CORP.

225 N.E. Mizner Blvd., 5th Floor
Boca Raton, FL 33432
Tel 561-672-4600
Fax 561-672-4602
www.bearstearns.com

November 5, 2001

Jewelcor Management Inc.
100 N. Wilkes Barre Blvd
Wilkes Barre, PA 18702-5235
Attention: Seymour Holtzman

RE: Account 102-05584 n/o Jewelcor Management Co.

Mr. Holtzman:

This letter is to confirm that the above referenced account, which is held at Bear Stearns Securities Corp., is currently long 128,350 shares of Staten Island Bancorp Inc. (symbol SIB), of the close of business November 5, 2001. This account has held a minimum of $2000.00 in market value of this security for a period of time in excess of 1 year. These shares are held for the benefit of Bear Stearns and for the further credit to the above account by the Depository Trust Co. (DTC) and registered in their nominee name which is as follows.

Cede & Co.
55 Water Street
New York, NY 10041

Sincerely

Robert Miller

Robert Miller

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

COMMON STOCK
PAR VALUE $.01 EACH

NUMBER SI 25156

SHARES **150**



THIS CERTIFICATE IS TRANSFERABLE IN CRANFORD, NJ OR NEW YORK, NY

CUSIP 857550 10 7
SEE REVERSE FOR CERTAIN DEFINITIONS

STATEN ISLAND BANCORP, INC.

This Certifies that 4333-SI / 0025166

[illegible] MANAGEMENT, INC.

*******150**********

-ONE HUNDRED FIFTY-

is the owner of

FULLY PAID AND NONASSESSABLE SHARES OF THE COMMON STOCK OF

Staten Island Bancorp, Inc. transferable on the books of the Corporation by the holder hereof, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. This Certificate and the shares represented hereby are subject to all the provisions of the Certificate of Incorporation and Bylaws of the Corporation and any and all amendments thereto. The shares represented by this Certificate are not deposits or accounts and are not federally insured or guaranteed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the seal of this Corporation and the signatures of its duly authorized officers.

CERTIFICATE OF STOCK

Dated 11/06/1998

COUNTERSIGNED AND REGISTERED:
REGISTRAR AND TRANSFER COMPANY
(CRANFORD, NJ) TRANSFER AGENT AND REGISTRAR.

BY

AUTHORIZED SIGNATURE.

Chairman of the Board and Chief Executive Officer

Secretary



Exhibit 2

Letter to Jewelcor Dated November 21, 2001

LAW OFFICES

ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

12TH FLOOR
734 15TH STREET, N.W.
WASHINGTON, D.C. 20005

TELEPHONE: (202) 347-0300
FACSIMILE: (202) 347-2172
WWW.EMTH.COM

TIMOTHY B. MATZ
STEPHEN M. EGE
RAYMOND A. TIERNAN
GERARD L. HAWKINS
JOHN P. SOUKENIK*
GERALD F. HEUPEL, JR.
JEFFREY A. KOEPPEL
PHILIP ROSS BEVAN
HUGH T. WILKINSON
KEVIN M. HOULIHAN
KENNETH B. TABACH

*NOT ADMITTED IN D.C.

PATRICIA J. WOHL
DAVID E. TEEPLES
DAVID MAX SELTZER
ERIC M. MARION

SENIOR COUNSEL
W. MICHAEL HERRICK

OF COUNSEL
ALLIN P. BAXTER
JACK I. ELIAS
SHERYL JONES ALU

November 21, 2001

Via Certified Mail, Return Receipt Requested

Richard L. Huffsmith, Esq.
Vice President/General Counsel
Jewelcor Companies
100 North Wilkes-Barre Boulevard
Wilkes-Barre, Pennsylvania 18702

Re: Staten Island Bancorp, Inc., Shareholder Proposal

Dear Mr. Huffsmith:

We are special counsel to Staten Island Bancorp, Inc. (the "Company"). On behalf of the Company, we are responding to your letter, dated November 7, 2001, to the Company indicating that Jewelcor Management, Inc. ("JMI") intends to present a shareholder proposal and supporting statement, which are included in your letter, at the Company's 2002 Annual Meeting of Stockholders (the "Annual Meeting"). You have requested that, pursuant to Rule 14a-8 ("Rule 14a-8") of the Rules and Regulations of the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "1934 Act"), that such proposal and supporting statement be included in the Company's proxy statement (the "Proxy Statement") to be distributed to its stockholders in connection with the Annual Meeting.

We believe that the JMI proposal may properly be omitted from the Proxy Statement pursuant to Question 3 of Rule 14a-8. Question 3 of Rule 14a-8 states that each stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. If it wishes, JMI may revise its request to consist of no more than one proposal. If JMI chooses to revise its request, please advise us which one of the proposals you wish to have included in the Proxy Statement. You should note that if you do not timely (which means your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter) advise us which one of the proposals you wish to have included, then the Company intends to omit all such proposals from its Proxy Statement. This notice is being provided to you within the 14-day period required by Rule 14a-8(f) under the 1934 Act.

Submission of One Proposal

It is the Company's position that JMI's proposal consists of several separate proposals contrary to the prohibition of submitting more than one proposal contained in Question 3 of Rule 14a-8. As submitted, JMI's proposal requests that the stockholders take action on at least six different items:

- alter the structure of the Company's Board of Directors;
- delete the prohibition against stockholder action by written consent;
- revise the prohibition against the calling of special meetings by stockholders;
- revise the vote required to approve certain business combinations;
- delete prohibitions against the acquisition of 10% of the Company's equity securities, except in certain circumstances; and
- change the stockholder vote required to amend the Company's certificate of incorporation and bylaws.

The Commission has permitted the exclusion of a proposal where such proposal is comprised of distinct requests for stockholder action. *See e.g., BostonFed Bancorp, Inc.* (March 5, 2001)(proposal to remove "anti-takeover" defenses exceeded the one proposal limitation); *Fotoball, Inc.* (April 9, 1997) (proposal to add Board membership qualifications and alter executive compensation deemed to be distinct proposals); and *Occidental Petroleum Corp.* (April 5, 1985) (proposals to eliminate certain anti-takeover provisions deemed to be separate proposals). The Company is of the position, based on prior SEC no-action positions, that if JMI appropriately divides its request for action into appropriate separate proposals, JMI may submit only one of them. In accordance with Question 6 of Rule 14a-8, the Company would consider inclusion of one of such proposals in its Proxy Statement if it is postmarked, or transmitted electronically, to the Company no later than 14 days after receipt of this letter, and if it is otherwise appropriate for implementation by the Board of Directors and meets all of the requirements of Rule 14a-8.

Please be aware that the Company will review any revised proposal and notify you within the required time period if it believes there are any substantive or other deficiencies with any such revised proposal or accompanying statement in support of such proposal.

If you have any questions, please give either Gerald F. Heupel, Jr. or me a call at (202) 347-0300.

Sincerely,

Hugh T. Wilkinson

Hugh T. Wilkinson

cc: Patricia J. Smith

L:\1774\lt01-jewelcor.k13.wpd

Exhibit 3

Letters from Jewelcor and Each of the Nominal Proponents
Dated November 28 and 29, 2001



COMPANIES

100 NORTH WILKES-BARRE BOULEVARD
WILKES-BARRE, PA 18702

570-822-6277
FAX 570-820-7014

NOV 29 2001

November 28, 2001

VIA FEDERAL EXPRESS

Staten Island Bancorp, Inc.
15 Beach Street
Staten Island, NY 10304
Attn: Patricia A. Smith, Corporate Secretary

RE: Notice of Shareholder Proposal

Dear Ms. Smith:

Enclosed please find the revised shareholder proposal and supporting statement submitted by Jewelcor Management, Inc. in accordance with the letter of Attorney Hugh T. Wilkinson dated November 21, 2001. It is our understanding that this revised proposal and supporting statement will be included in the proxy statement of Staten Island Bancorp, Inc. for the 2002 Annual Meeting of Stockholders.

Sincerely,

Richard L. Huffsmith
VP/General Counsel

RLH/jq
Enclosures

Shareholder Proposal

Resolved, it is recommended that the Board of Directors of Staten Island Bancorp (the "Company") take the steps necessary to remove any provisions in the Company's Certificate of Incorporation and Bylaws that segregate the Board of Directors into separate classes with staggered terms of office.

Supporting Statement

The Company's Certificate of Incorporation and Bylaws presently segregate the members of the Board of Directors into separate classes with staggered terms of office. This segregation of the Board of Directors is designed to limit the shareholders' ability to alter the composition of a majority of the Board. If the above actions were effectuated, we shareholders would have an increased ability to affect the management of the Company. Please vote YES on this proposal.

Please note that any amendments to the Certificate of Incorporation approved by the Board of Directors must subsequently be approved by the shareholders in order to be implemented.

NOV 29 2001

November 28, 2001

Via Federal Express

Patricia A. Smith
Staten Island Bancorp, Inc.
15 Beach Street
Staten Island, NY 10304

Dear Ms. Smith:

Please be advised that we are hereby submitting the enclosed proposal for consideration at the upcoming annual meeting of shareholders of Staten Island Bancorp. We are submitting this proposal since we believe that the shareholders of the company should be able to call a special meeting. Accordingly, please include this proposal in the company's proxy materials for this upcoming meeting.

As your records should confirm, we are the record owners of 500 shares of common stock of Staten Island Bancorp, Inc. We have continuously owned at least 500 shares of the company's common stock for a period of time in excess of one year from the date of this letter. We intend to maintain this ownership interest through the date of the annual meeting. We have not retained or otherwise engaged any person to make solicitations or recommendations to shareholders for the purpose of assisting in the passage of the proposal. Except as stated above, we have no material interest in this proposal.

Thank you for your attention to the foregoing.

Sincerely,

Wesley Harris

Gertrude Harris

WH/lah
Enclosure

585 WESTMORELAND AVENUE, KINGSTON, PENNSYLVANIA (570) 287-7850

Shareholder Proposal

Resolved, it is recommended that the Board of Directors of Staten Island Bancorp, Inc. (the "Company") take all steps necessary to amend the Certificate of Incorporation and Bylaws of the Company to permit shareholders to call a special meeting.

Supporting Statement

The shareholders of the Company are presently prohibited from calling a special meeting. It is our opinion that we shareholders should be given more of a voice in the Company's future. If the action recommended above were implemented, we shareholders would be able to raise issues and concerns by way of a special meeting and, thus, we would have a greater ability to affect this Company's future. Please vote YES on this proposal.

EVELYN HOLTZMAN
33 Sahara Drive, Kingston PA 18704

NOV 2 9 2001

Via Federal Express

November 28, 2001

Staten Island Bancorp, Inc.
15 Beach Street
Staten Island, NY 10304
Attn: Patricia A. Smith, Corporate Secretary

Dear Ms. Smith:

Please be advised that the Custodial Account for the benefit of Chelsea Holtzman (the "Custodial Account") intends to present the enclosed Proposal and Supporting Statement at the 2002 Annual Meeting of Stockholders of Staten Island Bancorp, Inc. (the "Company").

The Custodial Account beneficially owns 1,500 shares of the Company's common stock. These shares are held for the benefit of Bear Stearns Securities Corp. of and for further credit by Depository Trust Co. and registered in their nominee name which is Cede & Co., 55 Water Street, New York, N.Y. 10041. Enclosed are relevant portions of broker statements evidencing this ownership interest.

The Custodial account has held at least $2,000 in market value of the Company's common stock for at least one year from the date of this letter and it intends to retain such ownership through the date of the Company's 2002 Annual Meeting of Stockholders.

The Custodial Account, through an authorized representative intends to present the enclosed proposal at the 2002 Annual Meeting since stockholders are not permitted to call a special meeting and, thus, this is the only method by which this matter can be submitted for a vote of the stockholders. The Custodial Account does not have any material interest in the enclosed proposal other than those interests expressed in the Supporting Statement.

Sincerely,

Evelyn Holtzman

Evelyn Holtzman, Custodian

Enclosure

Shareholder Proposal

Resolved, it is recommended that the Board of Directors of Staten Island Bancorp, Inc. (the "Company") promptly take the necessary actions to amend the Company's Certificate of Incorporation and Bylaws to remove any and all restrictions on the ability of shareholders to acquire 10% or more of the Company's equity securities.

Supporting Statement

The shareholders of the Company are currently restricted from acquiring 10% or more of the Company's equity securities unless such an acquisition is approved by the Board of Directors or in certain other limited circumstances. In addition to this being a limitation on the rights of the shareholders, this restriction also serves to prevent or discourage a potential acquiror of the Company who is not endorsed by the Board of Directors. So long as this restriction remains in place, a potential acquiror of the Company who is not endorsed by the Board of Directors will be deterred from acquiring the Company regardless of the premium being offered to the shareholders.

It should be noted that the Board of Directors is not able to amend the Company's Certificate of Incorporation by itself. Any amendments to the Certificate of Incorporation approved by the Board of Directors must subsequently be approved by the shareholders in order to be implemented.



OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

EVELYN HOLTZMAN C/F

STATEMENT PERIOD October 28, 2000
THROUGH November 30, 2000

ACCOUNT NUMBER
TAXPAYER NUMBER
LAST STATEMENT October 27, 2000

Your Portfolio Holdings (continued)

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
STATEN ISLAND BANCORP INC	SIB		1,500				
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	

BEAR STEARNS

Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

EVELYN HOLTZMAN C/F

STATEMENT PERIOD December 1, 2000
THROUGH December 29, 2000

ACCOUNT NUMBER [redacted]
TAXPAYER NUMBER [redacted]
LAST STATEMENT November 30, 2000

Your Portfolio Holdings (continued)

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]		
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
STATEN ISLAND BANCORP INC	SIB	[redacted]	1,500	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
TOTAL EQUITIES					[redacted]	[redacted]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[redacted]
YOUR PRICED PORTFOLIO HOLDINGS	[redacted]

Transaction Detail

DIVIDENDS

DATE	DESCRIPTION	SYMBOL/CUSIP	QUANTITY	RATE ($)	DEBIT AMOUNT	CREDIT AMOUNT
[redacted]	[redacted] INC	[redacted]	[redacted]	[redacted]		[redacted]





BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

EVELYN HOLTZMAN C/F

STATEMENT PERIOD December 30, 2000
THROUGH January 26, 2001

ACCOUNT NUMBER [redacted]
TAXPAYER NUMBER [redacted]
LAST STATEMENT December 29, 2000

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE				[redacted]	
TOTAL CASH & CASH EQUIVALENTS				[redacted]	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]		
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
STATEN ISLAND BANCORP INC	SIB	[redacted]	1,500	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]					[redacted]	[redacted]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[redacted]
YOUR PRICED PORTFOLIO HOLDINGS	[redacted]

STEARNS

245 Park Avenue
New York, New York 10167
(212) 272-2000

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

EVELYN HOLTZMAN C/F

STATEMENT PERIOD January 27, 2001
THROUGH February 23, 2001

ACCOUNT NUMBER [redacted]
TAXPAYER NUMBER [redacted]
LAST STATEMENT January 26, 2001

Transaction Detail

INVESTMENT ACTIVITY

SETTLEMENT DATE	TRADE DATE	TRANSACTION	DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	DEBIT AMOUNT	CREDIT AMOUNT
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	
TOTAL							[redacted]	

DIVIDENDS

DATE	DESCRIPTION	SYMBOL/CUSIP	QUANTITY	RATE ($)	DEBIT AMOUNT	CREDIT AMOUNT
02/16/01	STATEN ISLAND BANCORP INC REC 02/02/01 PAY 02/16/01	SIB	1,500	0.1500		[redacted]
TOTAL						[redacted]

INTEREST

DATE	DESCRIPTION	SYMBOL/CUSIP	QUANTITY	RATE (%)	DEBIT AMOUNT	CREDIT AMOUNT
02/21/01	INT CR 105-02395 FEB 01					[redacted]
TOTAL						[redacted]

STOP ****** End of Statement ******

BEAR STEARNS

Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

EVELYN HOLTZMAN C/F

STATEMENT PERIOD February 24, 2001
THROUGH March 30, 2001
ACCOUNT NUMBER
TAXPAYER NUMBER
LAST STATEMENT February 23, 2001

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE					
TOTAL CASH & CASH EQUIVALENTS					

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
	SIB		1,500				
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	





OFFICE SERVIC... YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park A
New York, N... York 10167
(212) 272-2000

C... THROUGH ITS
V... OWNED SUBSIDIARY
Bear... Securities Corp.
One ... h Center North
Brookl... ew York 11201-3859
(212) 272-1000

EVELYN HOLTZMAN C/F

STATEMENT PERIOD March 31, 2001
THROUGH April 27, 2001
ACCOUNT NUMBER [redacted]
TAXPAYER NUMBER [redacted]
LAST STATEMENT March 30, 2001

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE				[redacted]	
TOTAL CASH & CASH EQUIVALENTS				[redacted]	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]		
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]		
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
STATEN ISLAND BANCORP INC	SIB	[redacted]	1,500	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
TOTAL EQUITIES					[redacted]	[redacted]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[redacted]
YOUR PRICED PORTFOLIO HOLDINGS	[redacted]



OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

WHOLLY OWNED SUBSIDIARY
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

EVELYN HOLTZMAN C/F

STATEMENT PERIOD April 28, 2001
THROUGH May 25, 2001
ACCOUNT NUMBER
TAXPAYER NUMBER
LAST STATEMENT April 27, 2001

Your Portfolio Holdings (continued)

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
STATEN ISLAND BANCORP INC	SIB		1,500				
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	

Transaction Detail

DIVIDENDS

DATE	DESCRIPTION	SYMBOL/CUSIP	QUANTITY	RATE ($)	DEBIT AMOUNT	CREDIT AMOUNT
TOTAL						

Your Portfolio Holdings (continued)

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
C							
STATEN ISLAND BANCORP INC	SIB		1,500				
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	

Transaction Detail

DIVIDENDS

DATE	DESCRIPTION	SYMBOL/CUSIP	QUANTITY	RATE ($)	DEBIT AMOUNT	CREDIT AMOUNT
06/01/01						

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

EVELYN HOLTZMAN C/F

STATEMENT PERIOD June 30, 2001
THROUGH July 27, 2001
ACCOUNT NUMBER
TAXPAYER NUMBER
LAST STATEMENT June 29, 2001

Your Portfolio Holdings (continued)

EQUITIES

Equities & Options



DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
STATEN ISLAND BANCORP INC	SIB		1,500				
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	

Transaction Detail

INTEREST

DATE	DESCRIPTION	SYMBOL/CUSIP	QUANTITY	RATE (%)	DEBIT AMOUNT	CREDIT AMOUNT
07/23/01	INT CR 105-02395 JUL 01					
TOTAL						

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

EVELYN HOLTZMAN C/F

STATEMENT PERIOD: July 28, 2001
THROUGH August 31, 2001
ACCOUNT NUMBER [illegible]
TAXPAYER NUMBER [illegible]
LAST STATEMENT July 27, 2001

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				[illegible]		
TOTAL CASH & CASH EQUIVALENTS				[illegible]		

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
STATEN ISLAND BANCORP INC	SIB	[illegible]	1,500	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
TOTAL EQUITIES					[illegible]	[illegible]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[illegible]
YOUR PRICED PORTFOLIO HOLDINGS	[illegible]



BEAR STEARNS
Bear, Stearns & C... Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

...WHOLLY ...NED SUBSIDIARY
Bear, Stearns ... Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

EVELYN HOLTZMAN C/F

STATEMENT PERIOD September 1, 2001
THROUGH September 28, 2001

ACCOUNT NUMBER
TAXPAYER NUMBER
LAST STATEMENT August 31, 2001

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE						
TOTAL CASH & CASH EQUIVALENTS						

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
STATEN ISLAND BANCORP INC	SIB		1,500				
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	

THOMAS E. BAKER, M.D.
R.D. #5, Country Club Road
Dallas, PA 18612

NOV 30 2001

Via Federal Express

November 29, 2001

Staten Island Bancorp, Inc.
15 Beach Street
Staten Island, NY 10304
Attn: Patricia A. Smith, Corporate Secretary

Dear Ms. Smith:

Please be advised that I am hereby submitting the enclosed Proposal and Supporting Statement for the 2002 Annual Meeting of Staten Island Bancorp, Inc. (the "Company").

I am the beneficial owner of 2,000 shares of the Company's common stock. The shares are owned by me but are held for the benefit of PNC Bank, NA of and for further credit by Depository Trust Co. and registered in their nominee name which is Cede & Co., 55 Water Street, New York, N.Y. 10041.

I have held at least $2,000 in market value of the Company's common stock for more than one year and I intend on retaining such ownership through the date of the Company's 2002 Annual Meeting of Shareholders.

I intend to present the enclosed proposal at the 2002 Annual Meeting since the Company's By-laws provide that proposals of this nature may be voted upon at any annual or special meeting of shareholders. I do not have any material interest in the enclosed proposal.

I trust that the enclosed proposal will be included in the Company's proxy statement to be distributed to the shareholders and that the shareholders will be given an opportunity to vote on the proposal.

Sincerely,

Thomas E. Baker, M.D.

Enclosure

Shareholder Proposal

Resolved, it is recommended that the Board of Directors of Staten Island Bancorp, Inc. (the "Company") take the steps necessary to implement the following action, unless precluded by state or federal law:

Repeal Article 13 which prohibits changes by the shareholders to the Company's Certificate of Incorporation without the affirmative vote of the holders of 80% of shares entitled to vote in an election of directors ("Voting Shares") and which also requires the affirmative vote of at least 80% of Voting Shares to change Sections 2.4, 2.14, 4.1, 4.2, 4.3, 4.4 and 4.15 and Article VI of the Company's Bylaws.

Supporting Statement

Any proposed change to the Company's Certificate of Incorporation, that is not approved by the Board of Directors, must receive the affirmative vote of 80% of the Voting Shares. Therefore, even if 50, 60 or 70% of us shareholders vote in favor of making a change to the Certificate of Incorporation, we will be unable to do so without the Board's approval. If Article 13 were repealed, we shareholders will be better able to make changes to the Company's Certificate of Incorporation that we believe to be in the best interest of the shareholders.

Please note that any amendments to the Certificate of Incorporation approved by the Board of Directors must subsequently be approved by the shareholders in order to be implemented.

PNC ADVISORS

November 29, 2001

Thomas E. Baker, M.D.
RD #5, Country Club Road
Dallas, PA 18612

Re: Intermountain/Thomas E. Baker, MD, Acct. No. 20-60-002-1024629

Dear Dr. Baker:

This letter is to confirm that your above referenced account, which is held at PNC Bank, NA, is currently holding 2000 shares of Staten Island Bancorp Inc. These shares are held for the benefit of PNC Bank, NA and for further credit to the above account by the Depository Trust Co. (DTC) and registered in their nominee name which is Cede & Co., 55 Water Street, New York, NY 10041. This account has held a minimum of $2000.00 in market value of this security for a period of time in excess of one year.

Sincerely,

Michele Vervan

Michele A. Vervan
Account Administrator

A member of The PNC Financial Services Group
PO Box 937 Scranton Pennsylvania 18501 0937
www.pncadvisors.com

ALLISON HOLTZMAN GARCIA
4325 N.W. 24th Terrace
Boca Raton, FL 33431

Via Federal Express

November 29, 2001

NOV 30 2001

Staten Island Bancorp, Inc.
15 Beach Street
Staten Island, NY 10304
Attn: Patricia A. Smith, Corporate Secretary

Re: Notice of Shareholder Proposal

Dear Ms. Smith:

Please be advised that I intend to present the enclosed Proposal and Supporting Statement at the 2002 Annual Meeting of Stockholders of Staten Island Bancorp, Inc. (the "Company").

I am the beneficial owner of 4,400 shares of the Company's common stock. The shares are owned by me but are held for the benefit of Bear Stearns Securities Corp. of and for further credit by Depository Trust Co. and registered in their nominee name which is Cede & Co., 55 Water Street, New York, N.Y. 10041. I am enclosing relevant portions of my broker statements to evidence my ownership interest.

I have held at least $2,000 in market value of the Company's common stock for at least one year and I intend to retain such ownership through the date of the Company's 2002 Annual Meeting of Stockholders.

I intend to present the enclosed proposal at the 2000 Annual Meeting since stockholders are not permitted to call a special meeting and, thus, this is the only method by which I can submit this matter for a vote of the stockholders. I do not have any material interest in the enclosed proposal other than those interests expressed in the Supporting Statement.

I trust that the enclosed proposal will be included in the Company's proxy statement to be distributed to the stockholders and that the stockholders will be given an opportunity to vote on the proposal.

Sincerely,

Allison Holtzman Garcia

Enclosure

Shareholder Proposal

Resolved, it is recommended that the Board of Directors of Staten Island Bancorp, Inc. (the "Company") promptly take the necessary actions to amend the Company's Certificate of Incorporation and Bylaws to permit shareholders to act by written consent.

Supporting Statement

The Certificate of Incorporation and Bylaws of the Company contain provisions that prohibit the shareholders from taking actions by written consent. If the above recommendation were implemented, the shareholders would be able to act by executing written consents rather than being required to take action only at a meeting of shareholders. Presently, the shareholders are not even allowed to call a special meeting.

I am submitting the above proposal since it is my belief that we shareholders should be given every opportunity to maximize our investment in the Company. It should be noted that the Board of Directors is not able to amend the Company's Certificate of Incorporation by itself. Any amendments to the Certificate of Incorporation approved by the Board of Directors must subsequently be approved by the shareholders in order to be implemented.

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN

STATEMENT PERIOD September 29, 2001
THROUGH October 26, 2001
ACCOUNT NUMBER
TAXPAYER NUMBER
LAST STATEMENT September 28, 2001

Your Portfolio Holdings (continued)

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
STATEN ISLAND BANCORP INC	SIB		4,000				
Total Equities & Options							
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	

Transaction Detail

INTEREST

DATE	DESCRIPTION	SYMBOL/CUSIP	QUANTITY	RATE (%)	DEBIT AMOUNT	CREDIT AMOUNT
10/22/01	INT DB 105-02400 OCT 01					
TOTAL						

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN

STATEMENT PERIOD September 1, 2001
THROUGH September 28, 2001

ACCOUNT NUMBER [illegible]
TAXPAYER NUMBER [illegible]
LAST STATEMENT August 31, 2001

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				[illegible]		
TOTAL CASH & CASH EQUIVALENTS				[illegible]		

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
STATEN ISLAND BANCORP INC	SIB	MRGN	4,000	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			
Total Equities & Options					[illegible]	[illegible]	
TOTAL EQUITIES					[illegible]	[illegible]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[illegible]
YOUR PRICED PORTFOLIO HOLDINGS	[illegible]

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS WHOLLY OWNED SUBSIDIARY
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN

STATEMENT PERIOD June 30, 2001
THROUGH July 27, 2001
ACCOUNT NUMBER
TAXPAYER NUMBER
LAST STATEMENT June 29, 2001

Your Portfolio Holdings (continued)

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
STATEN ISLAND BANCORP INC	SIB		4,000				
Total Equities & Options							
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	

Transaction Detail

INTEREST

DATE	DESCRIPTION	SYMBOL/CUSIP	QUANTITY	RATE (%)	DEBIT AMOUNT	CREDIT AMOUNT
07/23/01	INT DB 105-02400 JUL 01					
TOTAL						

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN

STATEMENT PERIOD May 26, 2001
THROUGH June 29, 2001

ACCOUNT NUMBER
TAXPAYER NUMBER
LAST STATEMENT May 25, 2001

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE					
TOTAL CASH & CASH EQUIVALENTS					

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
STATEN ISLAND BANCORP INC	SIB		4,000				
Total Equities & Options							
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	



BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN

STATEMENT PERIOD [illegible]
ACCOUNT NUMBER
TAXPAYER NUMBER
LAST STATEMENT April 27, 2001

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE					
TOTAL CASH & CASH EQUIVALENTS					

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[redacted] C							
[redacted] C	SIB		4,000				
Total Equities & Options							
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN



Your Portfolio Holdings (continued)

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
C							
STATEN ISLAND BANCORP INC	SIB		4,000				
Total Equities & Options							
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	

Transaction Detail

INTEREST

DATE	DESCRIPTION	SYMBOL/CUSIP	QUANTITY	RATE (%)	DEBIT AMOUNT	CREDIT AMOUNT
04/23/01	INT DB 105-02400 APR 01					
TOTAL						

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN

STATEMENT PERIOD February 24, 2001
THROUGH March 30, 2001
ACCOUNT NUMBER
TAXPAYER NUMBER
LAST STATEMENT February 23, 2001

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE					
TOTAL CASH & CASH EQUIVALENTS					

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
STATEN ISLAND BANCORP INC	SIB		4,000				
Total Equities & Options							
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	



BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN

STATEMENT PERIOD January 27, 2001
THROUGH February 23, 2001
ACCOUNT NUMBER
TAXPAYER NUMBER
LAST STATEMENT January 26, 2001

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE					
TOTAL CASH & CASH EQUIVALENTS					

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
STATEN ISLAND BANCORP INC	SIB		4,000				
Total Equities & Options							
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN

STATEMENT PERIOD December 30, 2000
THROUGH January 26, 2001
ACCOUNT NUMBER [illegible]
TAXPAYER NUMBER [illegible]
LAST STATEMENT December 29, 2000

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE				[illegible]	
TOTAL CASH & CASH EQUIVALENTS				[illegible]	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
STATEN ISLAND BANCORP INC	SIB	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			
Total Equities & Options					[illegible]	[illegible]	
TOTAL EQUITIES					[illegible]	[illegible]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[illegible]
YOUR PRICED PORTFOLIO HOLDINGS	[illegible]



BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN

STATEMENT PERIOD December 1, 2000
THROUGH December 29, 2000
ACCOUNT NUMBER
TAXPAYER NUMBER
LAST STATEMENT November 30, 2000

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE					
TOTAL CASH & CASH EQUIVALENTS					

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
DESIGNS INC							
STATEN ISLAND BANCORP INC	SIB		4,000				
Total Equities & Options							
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	



BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN



STATEMENT PERIOD: October 28, 2000
THROUGH: November 30, 2000
ACCOUNT NUMBER:
TAXPAYER NUMBER:
LAST STATEMENT: October 27, 2000

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE					
TOTAL CASH & CASH EQUIVALENTS					

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
STATEN ISLAND BANCORP INC	SIB		4,000				
Total Equities & Options							
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	





BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN IRA

STATEMENT PERIOD September 29, 2001
THROUGH October 26, 2001
ACCOUNT NUMBER
TAXPAYER NUMBER
LAST STATEMENT September 28, 2001

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE						
TOTAL CASH & CASH EQUIVALENTS						

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
STATEN ISLAND BANCORP INC	SIB	CASH	400				
Total Equities & Options							
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	



OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN IRA

STATEMENT PERIOD September 1, 2001
THROUGH September 28, 2001
ACCOUNT NUMBER
TAXPAYER NUMBER
LAST STATEMENT August 31, 2001

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE						
TOTAL CASH & CASH EQUIVALENTS						

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
STATEN ISLAND BANCORP INC	SIB	CASH	400				
Total Equities & Options							
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	



OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN IRA

STATEMENT PERIOD
THROUGH
ACCOUNT NUMBER [illegible]
TAXPAYER NUMBER [illegible]
LAST STATEMENT

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				[illegible]		
TOTAL CASH & CASH EQUIVALENTS				[illegible]		

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
STATEN ISLAND BANCORP INC	SIB	CASH	400	[illegible]	[illegible]	[illegible]	[illegible]
Total Equities & Options					[illegible]	[illegible]	
TOTAL EQUITIES					[illegible]	[illegible]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[illegible]
YOUR PRICED PORTFOLIO HOLDINGS	[illegible]

027 0016384B PROF 3 000 09/01/01;09:40 001 019770 0000826 EHOL3 3 [illegible]00000020 V496

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

WHOLLY OWNED SUBSIDIARY
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN IRA


STATEMENT PERIOD June 30, 2001
THROUGH July 27, 2001
ACCOUNT NUMBER
TAXPAYER NUMBER
LAST STATEMENT June 29, 2001

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE					
TOTAL CASH & CASH EQUIVALENTS					

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
STATEN ISLAND BANCORP INC	SIB	CASH	400				
Total Equities & Options							
TOTAL EQUITIES							



YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	


BEAR
STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN IRA

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE					
TOTAL CASH & CASH EQUIVALENTS					

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
STATEN ISLAND BANCORP INC	SIB	CASH	400				
Total Equities & Options							
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN IRA

STATEMENT PERIOD: March 31, 2001
THROUGH: April 27, 2001
ACCOUNT NUMBER: [illegible]
TAXPAYER NUMBER: [illegible]
LAST STATEMENT: March 30/2001

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE				[illegible]	
TOTAL CASH & CASH EQUIVALENTS				[illegible]	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
STATEN ISLAND BANCORP INC	SIB	CASH	400	[illegible]	[illegible]	[illegible]	[illegible]
Total Equities & Options					[illegible]	[illegible]	
TOTAL EQUITIES					[illegible]	[illegible]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[illegible]
YOUR PRICED PORTFOLIO HOLDINGS	[illegible]

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN IRA

STATEMENT PERIOD February 24, 2001
THROUGH March 30, 2001
ACCOUNT NUMBER
TAXPAYER NUMBER
LAST STATEMENT February 23, 2001

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE					
TOTAL CASH & CASH EQUIVALENTS					

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
STATEN ISLAND BANCORP INC	SIB	CASH	400				
Total Equities & Options							
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN IRA

STATEMENT PERIOD January 27, 2001
THROUGH February 23, 2001
ACCOUNT NUMBER
TAXPAYER NUMBER
LAST STATEMENT January 26, 2001

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE				[illegible]	
TOTAL CASH & CASH EQUIVALENTS				[illegible]	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
STATEN ISLAND BANCORP INC	SIB	CASH	400	[illegible]	[illegible]	[illegible]	[illegible]
Total Equities & Options					[illegible]	[illegible]	
TOTAL EQUITIES					[illegible]	[illegible]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[illegible]
YOUR PRICED PORTFOLIO HOLDINGS	[illegible]

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN IRA

STATEMENT PERIOD December 30, 2000
THROUGH January 26, 2001
ACCOUNT NUMBER [redacted]
TAXPAYER NUMBER [redacted]
LAST STATEMENT December 29, 2000

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE				[redacted]	
TOTAL CASH & CASH EQUIVALENTS				[redacted]	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
STATEN ISLAND BANCORP INC	SIB	CASH	400	[redacted]	[redacted]	[redacted]	[redacted]
Total Equities & Options					[redacted]	[redacted]	
TOTAL EQUITIES					[redacted]	[redacted]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[redacted]
YOUR PRICED PORTFOLIO HOLDINGS	[redacted]

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Steams & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN IRA

STATEMENT PERIOD December 1, 2000
THROUGH December 29, 2000
ACCOUNT NUMBER [illegible]
TAXPAYER NUMBER [illegible]
LAST STATEMENT November 30, 2000

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE				[illegible]	
TOTAL CASH & CASH EQUIVALENTS				[illegible]	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
STATEN ISLAND BANCORP INC	SIB	CASH	400	[illegible]	[illegible]	[illegible]	[illegible]
Total Equities & Options					[illegible]	[illegible]	
TOTAL EQUITIES					[illegible]	[illegible]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[illegible]
YOUR PRICED PORTFOLIO HOLDINGS	[illegible]

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN IRA

STATEMENT PERIOD October 28, 2000
THROUGH November 30, 2000
ACCOUNT NUMBER [illegible]
TAXPAYER NUMBER [illegible]
LAST STATEMENT October 27, 2000

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE				[illegible]	
TOTAL CASH & CASH EQUIVALENTS				[illegible]	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
STATEN ISLAND BANCORP INC	SIB	[illegible]	400	[illegible]	[illegible]	[illegible]	[illegible]
Total Equities & Options					[illegible]	[illegible]	
TOTAL EQUITIES					[illegible]	[illegible]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[illegible]
YOUR PRICED PORTFOLIO HOLDINGS	[illegible]

Exhibit 4

Letters to Jewelcor and Each of the Nominal Proponents
Dated December 10, 2001

LAW OFFICES

ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

12TH FLOOR
734 15TH STREET, N.W.
WASHINGTON, D.C. 20005

TELEPHONE: (202) 347-0300
FACSIMILE: (202) 347-2172
WWW.EMTH.COM

TIMOTHY B. MATZ
STEPHEN M. EGE
RAYMOND A. TIERNAN
GERARD L. HAWKINS
JOHN P. SOUKENIK*
GERALD F. HEUPEL JR.
JEFFREY A. KOEPPEL
PHILIP ROSS BEVAN
HUGH T. WILKINSON
KEVIN M. HOULIHAN
KENNETH B. TABACH

*NOT ADMITTED IN D.C.

PATRICIA J. WOHL
DAVID K. TEEPLES
DAVID MAX SELTZER
ERIC M. MARION

SENIOR COUNSEL
W. MICHAEL HERRICK

OF COUNSEL
ALLIN P. BAXTER
JACK I. ELIAS
SHERYL JONES ALU

December 10, 2001

VIA TELECOPY AND FEDERAL EXPRESS

Richard L. Huffsmith, Esq.
Vice President/General Counsel
Jewelcor Management, Inc.
100 North Wilkes-Barre Boulevard
Wilkes-Barre, Pennsylvania 18702

Re: Staten Island Bancorp, Inc.
Shareholder Proposals

Dear Mr. Huffsmith:

On behalf of Staten Island Bancorp, Inc. (the "Company"), we note that the shareholder proposal submitted by you on November 7, 2001 contained several separate proposals. After we notified you of this by letter dated November 21, 2001, you or others acting on behalf of Jewelcor Management, Inc. ("Jewelcor") had other shareholders submit part of the original multiple proposal to the Company on behalf of Jewelcor. We believe this violates the provision in Rule 14a-8(c) of the Securities Exchange Act of 1934 ("1934 Act") that a shareholder may submit no more than one proposal.

We note that Seymour Holtzman is the Chairman of the Board, Chief Executive Officer and controlling shareholder of Jewelcor. When the original multiple proposal of November 7 was divided into separate parts, Mr. Holtzman's wife Evelyn submitted one of the parts in her capacity as custodian for Mr. Holtzman's minor granddaughter Chelsea. Another part of the original proposal was submitted by Mr. Holtzman's daughter Allison Holtzman Garcia.

In addition, other parts of the original proposal were submitted by Wesley and Gertrude Harris of Kingston, Pennsylvania and by Thomas E. Baker of Dallas, Pennsylvania. We have reason to believe that these individuals are acting in concert with Jewelcor and its officers. If you disagree, please describe for us the business and/or personal relationship that Jewelcor, its officers and/or the Holtzmans have with Wesley and Gertrude Harris and with Thomas E. Baker.

Of the five proposals submitted to the Company, all relate to part of the original multiple proposal submitted by you on November 7, 2001. You may select one of the five proposals for inclusion in the Company's proxy statement by revising your requests no later than 14 calendar days from the date of this letter. Your response to us must be postmarked, or transmitted electronically, no later than 14 calendar days from the date of this letter to be timely. If the Company does not receive a timely response from you, then the Company intends to omit all such proposals from its proxy statement. This notice is being provided to you within the 14-day period required by Rule 14a-8(f) under the 1934 Act.

If you have any questions, please give either Hugh T. Wilkinson or me a call at (202) 347-0300.

Sincerely,

Gerald F. Heupel, Jr.

cc: Patricia Smith

LAW OFFICES
ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
12TH FLOOR
734 15TH STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 347-0300
FACSIMILE: (202) 347-2172
WWW.EMTH.COM

December 10, 2001

VIA FEDERAL EXPRESS

Wesley and Gertrude Harris
585 Westmoreland Avenue
Kingston, Pennsylvania 18704

Re: Staten Island Bancorp, Inc.
Shareholder Proposals

Dear Mr. and Mrs. Harris:

On behalf of Staten Island Bancorp, Inc. (the "Company"), please be advised that Jewelcor Management, Inc. ("Jewelcor") submitted a shareholder proposal to the Company on November 7, 2001 that contained several separate proposals. After we notified Jewelcor of this by letter dated November 21, 2001, either Richard Huffsmith or others acting on behalf of Jewelcor had other shareholders submit part of the original multiple proposal to the Company on behalf of Jewelcor. We believe this violates the provision in Rule 14a-8(c) of the Securities Exchange Act of 1934 ("1934 Act") that a shareholder may submit no more than one proposal.

Seymour Holtzman is the Chairman of the Board, Chief Executive Officer and controlling shareholder of Jewelcor. When the original multiple proposal of November 7 was divided into separate parts, Mr. Holtzman's wife Evelyn submitted one of the parts in her capacity as custodian for her minor granddaughter Chelsea. Another part of the original proposal was submitted by Mr. Holtzman's daughter Allison Holtzman Garcia.

In addition, other parts of the original proposal were submitted by the two of you and by Thomas E. Baker of Dallas, Pennsylvania. We have reason to believe that you are acting in concert with Jewelcor and its officers. If you disagree, please describe for us your business and/or personal relationship with Jewelcor, its officers and/or the Holtzmans and with Thomas E. Baker.

Of the five proposals submitted to the Company, including yours, all relate to part of the original multiple proposal submitted by Jewelcor on November 7, 2001. Jewelcor, yourself and the other individuals referenced above are limited to one shareholder proposal, rather than the five that have been submitted. Please advise us which one of the proposals you wish to have included in the Company's proxy statement by revising your request. In addition, your response should indicate how and why your federal express package was picked up in Pittston, Pennsylvania at the same time that Jewelcor's and Evelyn Holtzman's packages were, and why your federal express label was filled out by the same person who filled out the labels for Evelyn Holtzman, Allison Holtzman Garcia and Thomas Baker.

Your response to us must be postmarked, or transmitted electronically, no later than 14 calendar days from December 11, 2001, the date you receive this letter, in order to be timely. If the Company does not receive a timely response from you, then the Company intends to omit your proposal from its proxy statement. This notice is being provided to you within the 14-day period required by Rule 14a-8(f) under the 1934 Act.

If you have any questions, please give either Hugh T. Wilkinson or me a call at (202) 347-0300.

Sincerely,

Gerald F. Heupel, Jr.

cc: Patricia Smith

LAW OFFICES
ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
12TH FLOOR
734 15TH STREET, N.W.
WASHINGTON, D.C. 20005

TELEPHONE: (202) 347-0300
FACSIMILE: (202) 347-2172
WWW.EMTH.COM

TIMOTHY B. MATZ
STEPHEN M. EGE
RAYMOND A. TIERNAN
GERARD L. HAWKINS
JOHN P. SOUKENIK*
GERALD F. HEUPEL JR.
JEFFREY A. KOEPPEL
PHILIP ROSS BEVAN
HUGH T. WILKINSON
KEVIN M. HOULIHAN
KENNETH B. TABACH

*NOT ADMITTED IN D.C.

PATRICIA J. WOHL
DAVID K. TEEPLES
DAVID MAX SELTZER
ERIC M. MARION

SENIOR COUNSEL
W. MICHAEL HERRICK

OF COUNSEL
ALLIN P. BAXTER
JACK I. ELIAS
SHERYL JONES ALU

December 10, 2001

VIA TELECOPY AND FEDERAL EXPRESS

Evelyn Holtzman
33 Sahara Drive
Kingston, Pennsylvania 18704

Re: Staten Island Bancorp, Inc.
Shareholder Proposals

Dear Mrs. Holtzman:

On behalf of Staten Island Bancorp, Inc. (the "Company"), please be advised that Jewelcor Management, Inc. ("Jewelcor") submitted a shareholder proposal to the Company on November 7, 2001 that contained several separate proposals. After we notified Jewelcor of this by letter dated November 21, 2001, either Richard Huffsmith or others acting on behalf of Jewelcor had other shareholders submit part of the original multiple proposal to the Company on behalf of Jewelcor. We believe this violates the provision in Rule 14a-8(c) of the Securities Exchange Act of 1934 ("1934 Act") that a shareholder may submit no more than one proposal.

As you are aware, your husband Seymour Holtzman is the Chairman of the Board, Chief Executive Officer and controlling shareholder of Jewelcor. When the original multiple proposal of November 7 was divided into separate parts, you submitted one of the parts in your capacity as custodian for your minor granddaughter Chelsea. Another part of the original proposal was submitted by your daughter Allison Holtzman Garcia.

In addition, other parts of the original proposal were submitted by Wesley and Gertrude Harris of Kingston, Pennsylvania and by Thomas E. Baker of Dallas, Pennsylvania. We have reason to believe that these individuals are acting in concert with Jewelcor and its officers. If you disagree, please describe for us the business and/or personal relationship that Jewelcor, its officers and/or you and your husband have with Wesley and Gertrude Harris and with Thomas E. Baker.

Of the five proposals submitted to the Company, including yours, all relate to part of the original multiple proposal submitted by Jewelcor on November 7, 2001. Jewelcor, yourself and the other individuals referenced above are limited to one shareholder proposal, rather than the five that have been submitted. Please advise us which one of the proposals you wish to have included in the Company's proxy statement by revising your request. In addition, the brokerage statements provided by you do not show that you held the Company's stock either prior to November 30, 2000 or subsequent to September 28, 2001. Your response must include either additional brokerage statements or a written statement from your broker verifying that you continuously held the Company's stock for at least one year as of the date you submitted your proposal. In addition, your response should indicate how and why your federal express package was picked up in Pittston, Pennsylvania at the same time that Jewelcor's and Wesley Harris' packages were, and why your federal express label was filled out by the same person who filled out the labels for Wesley Harris, your daughter and Thomas Baker.

Your response to us must be postmarked, or transmitted electronically, no later than 14 calendar days from December 11, 2001, the date you receive this letter, in order to be timely. If the Company does not receive a timely response from you, then the Company intends to omit your proposal from its proxy statement. This notice is being provided to you within the 14-day period required by Rule 14a-8(f) under the 1934 Act.

If you have any questions, please give either Hugh T. Wilkinson or me a call at (202) 347-0300.

Sincerely,

Gerald F. Heupel, Jr.

cc: Patricia Smith

LAW OFFICES
ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
12TH FLOOR
734 15TH STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 347-0300
FACSIMILE: (202) 347-2172
WWW.EMTH.COM

TIMOTHY B. MATZ
STEPHEN M. EGE
RAYMOND A. TIERNAN
GERARD L. HAWKINS
JOHN P. SOUKENIK*
GERALD F. HEUPEL JR.
JEFFREY A. KOEPPEL
PHILIP ROSS BEVAN
HUGH T. WILKINSON
KEVIN M. HOULIHAN
KENNETH B. TABACH

*NOT ADMITTED IN D.C.

PATRICIA J. WOHL
DAVID K. TEEPLES
DAVID MAX SELTZER
ERIC M. MARION

SENIOR COUNSEL
W. MICHAEL HERRICK

OF COUNSEL
ALLIN P. BAXTER
JACK I. ELIAS
SHERYL JONES ALU

December 10, 2001

VIA FEDERAL EXPRESS

Allison Holtzman Garcia
4325 N.W. 24th Terrace
Boca Raton, Florida 33431

Re: Staten Island Bancorp, Inc.
Shareholder Proposals

Dear Mrs. Holtzman Garcia:

On behalf of Staten Island Bancorp, Inc. (the "Company"), please be advised that Jewelcor Management, Inc. ("Jewelcor") submitted a shareholder proposal to the Company on November 7, 2001 that contained several separate proposals. After we notified Jewelcor of this by letter dated November 21, 2001, either Richard Huffsmith or others acting on behalf of Jewelcor had other shareholders submit part of the original multiple proposal to the Company on behalf of Jewelcor. We believe this violates the provision in Rule 14a-8(c) of the Securities Exchange Act of 1934 ("1934 Act") that a shareholder may submit no more than one proposal.

As you are aware, your father Seymour Holtzman is the Chairman of the Board, Chief Executive Officer and controlling shareholder of Jewelcor. When the original multiple proposal of November 7 was divided into separate parts, your mother Evelyn submitted one of the parts in her capacity as custodian for her minor granddaughter Chelsea. Another part of the original proposal was submitted by you.

In addition, other parts of the original proposal were submitted by Wesley and Gertrude Harris of Kingston, Pennsylvania and by Thomas E. Baker of Dallas, Pennsylvania. We have reason to believe that these individuals are acting in concert with Jewelcor and its officers. If you disagree, please describe for us the business and/or personal relationship that Jewelcor, its officers and/or you or your father have with Wesley and Gertrude Harris and with Thomas E. Baker.

Of the five proposals submitted to the Company, including yours, all relate to part of the original multiple proposal submitted by Jewelcor on November 7, 2001. Jewelcor, yourself and the other individuals referenced above are limited to one shareholder proposal, rather than the five that have been submitted. Please advise us which one of the proposals you wish to have included in the Company's proxy statement by revising your request. In addition, the brokerage statements provided by you do not show that you held the Company's stock either prior to November 30, 2000 or subsequent to October 26, 2001. Your response must include either additional brokerage statements or a written statement from your broker verifying that you continuously held the Company's stock for at least one year as of the date you submitted your proposal. In addition, your response should indicate how and why your federal express package was picked up in Pittston, Pennsylvania at the same time that Thomas Baker's package was, and why your federal express label was filled out by the same person who filled out the label for Wesley Harris, your mother and Thomas Baker.

Your response to us must be postmarked, or transmitted electronically, no later than 14 calendar days from December 11, 2001, the date you receive this letter, in order to be timely. If the Company does not receive a timely response from you, then the Company intends to omit your proposal from its proxy statement. This notice is being provided to you within the 14-day period required by Rule 14a-8(f) under the 1934 Act.

If you have any questions, please give either Hugh T. Wilkinson or me a call at (202) 347-0300.

Sincerely,

Gerald F. Heupel, Jr.

cc: Patricia Smith

LAW OFFICES
ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
12TH FLOOR
734 15TH STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 347-0300
FACSIMILE: (202) 347-2172
WWW.EMTH.COM

TIMOTHY B. MATZ
STEPHEN M. EGE
RAYMOND A. TIERNAN
GERARD L. HAWKINS
JOHN P. SOUKENIK*
GERALD F. HEUPEL, JR.
JEFFREY A. KOEPPEL
PHILIP ROSS BEVAN
HUGH T. WILKINSON
KEVIN M. HOULIHAN
KENNETH B. TABACH

*NOT ADMITTED IN D.C.

PATRICIA J. WOHL
DAVID K. TEEPLES
DAVID MAX SELTZER
ERIC M. MARION

SENIOR COUNSEL
W. MICHAEL HERRICK

OF COUNSEL
ALLIN P. BAXTER
JACK I. ELIAS
SHERYL JONES ALU

December 10, 2001

VIA FEDERAL EXPRESS

Thomas E. Baker, M.D.
Intermountain Medical Group
1180 Dallas Memorial Highway
Dallas, Pennsylvania 18612

Re: Staten Island Bancorp, Inc.
Shareholder Proposals

Dear Dr. Baker:

On behalf of Staten Island Bancorp, Inc. (the "Company"), please be advised that Jewelcor Management, Inc. ("Jewelcor") submitted a shareholder proposal to the Company on November 7, 2001 that contained several separate proposals. After we notified Jewelcor of this by letter dated November 21, 2001, either Richard Huffsmith or others acting on behalf of Jewelcor had other shareholders submit part of the original multiple proposal to the Company on behalf of Jewelcor. We believe this violates the provision in Rule 14a-8(c) of the Securities Exchange Act of 1934 ("1934 Act") that a shareholder may submit no more than one proposal.

Seymour Holtzman is the Chairman of the Board, Chief Executive Officer and controlling shareholder of Jewelcor. When the original multiple proposal of November 7 was divided into separate parts, Mr. Holtzman's wife Evelyn submitted one of the parts in her capacity as custodian for her minor granddaughter Chelsea. Another part of the original proposal was submitted by Mr. Holtzman's daughter Allison Holtzman Garcia.

In addition, other parts of the original proposal were submitted by Wesley and Gertrude Harris and by you. We have reason to believe that you are acting in concert with Jewelcor and its officers. If you disagree, please describe for us your business and/or personal relationship with Jewelcor, its officers and/or the Holtzmans and with Wesley and Gertrude Harris.

Of the five proposals submitted to the Company, including yours, all relate to part of the original multiple proposal submitted by Jewelcor on November 7, 2001. Jewelcor, yourself and the other individuals referenced above are limited to one shareholder proposal, rather than the five that have been submitted. Please advise us which one of the proposals you wish to have included in the Company's proxy statement by revising your request. In addition, your response should indicate how and why your federal express package was picked up in Pittston, Pennsylvania at the same time that Allison Holtzman's package was, and why your federal express label was filled out by the same person who filled out the label for Wesley Harris, Evelyn Holtzman and Allison Holtzman Garcia.

Your response to us must be postmarked, or transmitted electronically, no later than 14 calendar days from December 11, 2001, the date you receive this letter, in order to be timely. If the Company does not receive a timely response from you, then the Company intends to omit your proposal from its proxy statement. This notice is being provided to you within the 14-day period required by Rule 14a-8(f) under the 1934 Act.

If you have any questions, please give either Hugh T. Wilkinson or me a call at (202) 347-0300.

Sincerely,

Gerald F. Heupel, Jr.

cc: Patricia Smith

L:\1774\ltr01-gfh4-l10.wpd

Exhibit 5

Letters from Jewelcor and Jewelcor's attorney,
each dated December 20, 2001



COMPANIES

100 North Wilkes-Barre Boulevard
Wilkes-Barre, PA 18702

570-822-6277
FAX 570-820-7014

VIA FACSIMILE and
FEDERAL EXPRESS

December 20, 2001

Gerald F. Heupel, Jr.
Elias, Matz, Tiernan & Herrick, LLP
12th Floor
734 15th Street, NW
Washington, DC 20005

Dear Mr. Heupel:

Re: Jewelcor Management, Inc.'s Shareholder Proposal for Staten Island Bancorp, Inc.

Dear Mr. Heupel:

I am writing in response to your letter of December 10, 2001 concerning the shareholder proposal submitted by Jewelcor Management, Inc. ("JMI") to Staten Island Bancorp, Inc. ("Staten Island").

JMI denies the numerous allegations contained in your letter. JMI is not acting in concert with other shareholders of Staten Island and it disagrees with your contention that its shareholder proposal violates Rule 14a-8(c) of the Securities and Exchange Act of 1934. Accordingly, JMI's shareholder proposal should be included in Staten Island's proxy statement.

Since your letter states that the response must be sent to Staten Island, I am sending a copy of this letter directly to Staten Island.

Sincerely,

Richard L. Huffsmith
Vice President/General Counsel

RLH/jmq
cc: Patricia A. Smith
Via Facsimile and Federal Express

Law Offices of

BRIAN A. BUFALINO, ESQ.

225 WYOMING AVENUE
WEST PITTSTON, PENNSYLVANIA 18643

CHARLES J. BUFALINO, SR.
(1930-1970)

CHARLES J.BUFALINO
OF COUNSEL

CHARLES J. BUFALINO, III
OF COUNSEL

MARK W. BUFALINO
OF COUNSEL

TELEPHONE
(570) 655-1441

FACSIMILE
(570) 655-8616

December 20, 2001

Via Federal Express

Staten Island Bancorp, Inc.
15 Beach Street
Staten Island, NY 10304
Attn: Patricia A. Smith, Corporate Secretary

Dear Ms. Smith:

Reference is made to the shareholder proposals that were separately submitted for the 2002 Annual Meeting of Shareholders of Staten Island Bancorp, Inc. ("Staten Island") by Jewelcor Management, Inc. ("JMI"), Allison Holtzman Garcia, Wesley and Gertrude Harris, Dr. Thomas Baker and Evelyn Holtzman as custodian of the custodial account for the benefit of Chelsea Holtzman. As you know, Staten Island, through its counsel, has informed these proponents that it intends to omit their respective shareholder proposals from its proxy statement on the purported basis that the proponents are acting "in concert".

Please accept this letter as the response on behalf of Mrs. Holtzman Garcia, Mr. and Mrs. Harris, Dr. Baker and Mrs. Evelyn Holtzman to Staten Island's baseless allegations of "concerted action". Each of these individuals denies and rejects any allegation that they have been acting in concert either with JMI or with one another.

With regard to Staten Island's inquiries as to the origination and labeling of the separate Federal Express envelopes containing the proposals of these individuals, please be advised that this office assisted the individuals in the preparation and mailing of the proposals. The respective envelope labels were completed by this office and the envelopes were mailed through the Federal Express office in Pittston, Pennsylvania.

Although Mrs. Holtzman Garcia is the daughter of Mrs. Evelyn Holtzman and all of the individuals know each other with varying degrees of familiarity, none of the individuals knew the particulars of how and when any other proposal was being submitted to Staten Island. Moreover, none of the individuals knew the substance of any proposal submitted by any of the other individuals.

These individuals did know, however, that JMI had submitted a proposal to Staten Island and that JMI, under Staten Island's threat of exclusion, was submitting a revised proposal that would not contain various issues concerning shareholder rights that were addressed in JMI's original proposal. These individuals, of their own volition, independently decided to submit a proposal to Staten Island that addressed one of the issues that was addressed in JMI's original proposal but that would be missing from JMI's revised proposal.

JMI does not possess control over any of the other proponents. Moreover, none of the individual proponents possess control over any of the other proponents. Staten Island's allegations of "concerted action" are without merit and should not be relied upon as a purported basis for excluding the shareholder proposals submitted by these individuals.

Enclosed please find the brokerage statements that Staten Island requested of Mrs. Holtzman Garcia and Mrs. Evelyn Holtzman.

Thank you for your attention to the foregoing.

Very truly yours,

BRIAN A. BUFALINO

BAB/lah

Enclosure

Cc: Allison Holtzman Garcia (w/o enclosure)
Evelyn Holtzman (w/o enclosure)
Wesley and Gertrude Harris (w/o enclosure)
Thomas E. Baker, M.D. (w/o enclosure)
Gerald F. Heupel, Jr. (w/ enclosure)

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN IRA

STATEMENT PERIOD September 30, 2000
THROUGH October 27, 2000
ACCOUNT NUMBER [illegible]
TAXPAYER NUMBER [illegible]
LAST STATEMENT September 29, 2000

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE				[illegible]	
TOTAL CASH & CASH EQUIVALENTS				[illegible]	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
STATEN ISLAND BANCORP INC	SIB	[illegible]	400	[illegible]	[illegible]	[illegible]	[illegible]
Total Equities & Options					[illegible]	[illegible]	
TOTAL EQUITIES					[illegible]	[illegible]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[illegible]
YOUR PRICED PORTFOLIO HOLDINGS	[illegible]



OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN IRA

STATEMENT PERIOD **October 28, 2000**
THROUGH **November 30, 2000**

ACCOUNT NUMBER
TAXPAYER NUMBER
LAST STATEMENT **October 27, 2000**

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE					
TOTAL CASH & CASH EQUIVALENTS					

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
STATEN ISLAND BANCORP INC	SIB		400				
Total Equities & Options							
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN IRA

STATEMENT PERIOD **October 27, 2001**
THROUGH **November 30, 2001**

ACCOUNT NUMBER [illegible]
TAXPAYER NUMBER [illegible]
LAST STATEMENT **October 26, 2001**

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				[illegible]		
TOTAL CASH & CASH EQUIVALENTS				[illegible]		

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
STATEN ISLAND BANCORP INC	SIB	[illegible]	800	[illegible]	[illegible]	[illegible]	[illegible]
Total Equities & Options					[illegible]	[illegible]	
TOTAL EQUITIES					[illegible]	[illegible]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[illegible]
YOUR PRICED PORTFOLIO HOLDINGS	[illegible]

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN IRA

STATEMENT PERIOD October 27, 2001
THROUGH November 30, 2001

ACCOUNT NUMBER [redacted]
TAXPAYER NUMBER [redacted]
LAST STATEMENT October 26, 2001

Transaction Detail

INVESTMENT ACTIVITY

SETTLEMENT DATE	TRADE DATE	TRANSACTION	DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	DEBIT AMOUNT	CREDIT AMOUNT
11/26/01	11/20/01	BOUGHT	STATEN ISLAND BANCORP INC STK SPLIT ON 400 SHS REC 11/05/01 PAY 11/19/01	SIB	400			
TOTAL								

DIVIDENDS

DATE	DESCRIPTION	SYMBOL/CUSIP	QUANTITY	RATE ($)	DEBIT AMOUNT	CREDIT AMOUNT
11/13/01	STATEN ISLAND BANCORP INC REC 10/29/01 PAY 11/13/01	SIB	400	0.1800		72.00
TOTAL						$72.00

INTEREST

DATE	DESCRIPTION	SYMBOL/CUSIP	QUANTITY	RATE (%)	DEBIT AMOUNT	CREDIT AMOUNT
[redacted]	[redacted]					[redacted]
TOTAL						[redacted]

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN

STATEMENT PERIOD August 26, 2000
THROUGH September 29, 2000
ACCOUNT NUMBER [illegible]
TAXPAYER NUMBER [illegible]
LAST STATEMENT August 25, 2000

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE				[illegible]	
TOTAL CASH & CASH EQUIVALENTS				[illegible]	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
STATEN ISLAND BANCORP INC	[illegible]	[illegible]	4,000	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			
Total Equities & Options					[illegible]	[illegible]	
TOTAL EQUITIES					[illegible]	[illegible]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[illegible]
YOUR PRICED PORTFOLIO HOLDINGS	[illegible]

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN

STATEMENT PERIOD September 30, 2000
THROUGH October 27, 2000

ACCOUNT NUMBER
TAXPAYER NUMBER
LAST STATEMENT September 29, 2000

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE					
TOTAL CASH & CASH EQUIVALENTS					

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
STATEN ISLAND BANCORP INC			4,000				
Total Equities & Options							
TOTAL EQUITIES							

YOUR TOTAL ESTIMATED ANNUAL INCOME	
YOUR PRICED PORTFOLIO HOLDINGS	

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN

STATEMENT PERIOD October 28, 2000
THROUGH November 30, 2000
ACCOUNT NUMBER [illegible]
TAXPAYER NUMBER [illegible]
LAST STATEMENT October 27, 2000

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE				[illegible]	
TOTAL CASH & CASH EQUIVALENTS				[illegible]	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
STATEN ISLAND BANCORP INC	[illegible]	[illegible]	4,000	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			
Total Equities & Options					[illegible]	[illegible]	
TOTAL EQUITIES					[illegible]	[illegible]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[illegible]
YOUR PRICED PORTFOLIO HOLDINGS	[illegible]

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN

STATEMENT PERIOD December 1, 2000
THROUGH December 29, 2000

ACCOUNT NUMBER [illegible]
TAXPAYER NUMBER [illegible]
LAST STATEMENT November 30, 2000

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME
CASH BALANCE				[illegible]	
TOTAL CASH & CASH EQUIVALENTS				[illegible]	

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
STATEN ISLAND BANCORP INC	[illegible]	[illegible]	4,000	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			
Total Equities & Options					[illegible]	[illegible]	
TOTAL EQUITIES					[illegible]	[illegible]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[illegible]
YOUR PRICED PORTFOLIO HOLDINGS	[illegible]



BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

ALLISON HOLTZMAN

STATEMENT PERIOD October 27, 2001
THROUGH November 30, 2001

ACCOUNT NUMBER [illegible]
TAXPAYER NUMBER [illegible]
LAST STATEMENT October 26, 2001

Transaction Detail

INVESTMENT ACTIVITY

SETTLEMENT DATE	TRADE DATE	TRANSACTION	DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	DEBIT AMOUNT	CREDIT AMOUNT
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]
11/14/01	11/08/01	SOLD	STATEN ISLAND BANCORP INC WITH DUE BILL SPLT 2: 1 AS OF 11/08/01	SIB	-1,500	[illegible]		[illegible]
11/14/01	11/08/01	SOLD	STATEN ISLAND BANCORP INC WITH DUE BILL SPLT 2: 1 AS OF 11/08/01	SIB	-1,500	[illegible]		[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]
11/15/01	11/09/01	SOLD	STATEN ISLAND BANCORP INC WITH DUE BILL SPLT 2: 1 AS OF 11/09/01	SIB	-100	[illegible]		[illegible]
11/15/01	11/09/01	SOLD	STATEN ISLAND BANCORP INC WITH DUE BILL SPLT 2: 1 AS OF 11/09/01	SIB	-900	[illegible]		[illegible]
TOTAL								[illegible]

DEPOSITS AND WITHDRAWALS

DATE	TRANSACTION	DESCRIPTION	DEBIT AMOUNT	CREDIT AMOUNT
[illegible]	[illegible]	[illegible]	[illegible]	to atty
TOTAL			[illegible]	

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

EVELYN HOLTZMAN C/F

STATEMENT PERIOD September 30, 2000
THROUGH October 27, 2000

ACCOUNT NUMBER [illegible]
TAXPAYER NUMBER [illegible]
LAST STATEMENT September 29, 2000

Your Portfolio Holdings (continued)

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
STATEN ISLAND BANCORP INC	SIB	[illegible]	1,500	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Equities & Options					[illegible]	[illegible]	
TOTAL EQUITIES					[illegible]	[illegible]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[illegible]
YOUR PRICED PORTFOLIO HOLDINGS	[illegible]

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Steams & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

EVELYN HOLTZMAN C/F

STATEMENT PERIOD October 28, 2000
THROUGH November 30, 2000
ACCOUNT NUMBER [illegible]
TAXPAYER NUMBER [illegible]
LAST STATEMENT October 27, 2000

Your Portfolio Holdings (continued)

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
STATEN ISLAND BANCORP INC	SIB	[illegible]	1,500	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Equities & Options					[illegible]	[illegible]	
TOTAL EQUITIES					[illegible]	[illegible]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[illegible]
YOUR PRICED PORTFOLIO HOLDINGS	[illegible]

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
245 Park Avenue
New York, New York 10167
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

EVELYN HOLTZMAN C/F

STATEMENT PERIOD September 1, 2001
THROUGH September 28, 2001

ACCOUNT NUMBER [illegible]
TAXPAYER NUMBER [illegible]
LAST STATEMENT August 31, 2001

Your Portfolio Holdings

CASH & CASH EQUIVALENTS

DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
CASH BALANCE				[illegible]		
TOTAL CASH & CASH EQUIVALENTS				[illegible]		

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
STATEN ISLAND BANCORP INC	SIB	[illegible]	1,500	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Equities & Options					[illegible]	[illegible]	
TOTAL EQUITIES					[illegible]	[illegible]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[illegible]
YOUR PRICED PORTFOLIO HOLDINGS	[illegible]



BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

EVELYN HOLTZMAN C/F

STATEMENT PERIOD September 29, 2001
THROUGH October 26, 2001
ACCOUNT NUMBER [illegible]
TAXPAYER NUMBER [illegible]
LAST STATEMENT September 28, 2001

Your Portfolio Holdings (continued)

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
STATEN ISLAND BANCORP INC	SIB	[illegible]	1,500	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total Equities & Options					[illegible]	[illegible]	
TOTAL EQUITIES					[illegible]	[illegible]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[illegible]
YOUR PRICED PORTFOLIO HOLDINGS	[illegible]

Transaction Detail

INTEREST

DATE	DESCRIPTION	SYMBOL/CUSIP	QUANTITY	RATE (%)	DEBIT AMOUNT	CREDIT AMOUNT
[illegible]	[illegible]					[illegible]
TOTAL						[illegible]

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY
Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

EVELYN HOLTZMAN C/F

STATEMENT PERIOD October 27, 2001
THROUGH November 30, 2001
ACCOUNT NUMBER [redacted]
TAXPAYER NUMBER [redacted]
LAST STATEMENT October 26, 2001

Your Portfolio Holdings (continued)

EQUITIES

Equities & Options

DESCRIPTION	SYMBOL/CUSIP	ACCT TYPE	QUANTITY	PRICE	MARKET VALUE	ESTIMATED ANNUAL INCOME	CURRENT YIELD (%)
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]		
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
STATEN ISLAND BANCORP INC	SIB	[redacted]	3,000	[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Total Equities & Options					[redacted]	[redacted]	
TOTAL EQUITIES					[redacted]	[redacted]	

YOUR TOTAL ESTIMATED ANNUAL INCOME	[redacted]
YOUR PRICED PORTFOLIO HOLDINGS	[redacted]

BEAR STEARNS

OFFICE SERVICING YOUR ACCOUNT
Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179
(212) 272-2000

CLEARED THROUGH ITS
WHOLLY OWNED SUBSIDIARY

Bear, Stearns Securities Corp.
One Metrotech Center North
Brooklyn, New York 11201-3859
(212) 272-1000

EVELYN HOLTZMAN C/F

STATEMENT PERIOD October 27, 2001
THROUGH November 30, 2001
ACCOUNT NUMBER [redacted]
TAXPAYER NUMBER [redacted]
LAST STATEMENT October 26, 2001

Transaction Detail

INVESTMENT ACTIVITY

SETTLEMENT DATE	TRADE DATE	TRANSACTION	DESCRIPTION	SYMBOL/CUSIP	QUANTITY	PRICE	DEBIT AMOUNT	CREDIT AMOUNT
11/26/01	11/20/01	BOUGHT	**STATEN ISLAND BANCORP INC** STK SPLIT ON 1500 SHS REC 11/05/01 PAY 11/19/01	SIB	1,500			
TOTAL								

DIVIDENDS

DATE	DESCRIPTION	SYMBOL/CUSIP	QUANTITY	RATE ($)	DEBIT AMOUNT	CREDIT AMOUNT
11/13/01	**STATEN ISLAND BANCORP INC** REC 10/29/01 PAY 11/13/01	SIB	1,500	0.1800		270.00
TOTAL						**$270.00**

INTEREST

DATE	DESCRIPTION	SYMBOL/CUSIP	QUANTITY	RATE (%)	DEBIT AMOUNT	CREDIT AMOUNT
[redacted]	[redacted]					[redacted]
TOTAL						[redacted]

STOP ****** End of Statement ******

Exhibit 6

Federal Express Tracking Sheets Showing Re-Submitted Proposals Picked Up at Exact Same Time







- Track Shipments
- Alternate Reference Track
- Email Track
- Multi-Carrier Track
- Custom Critical
- Cargo Track
- American Freightways
- Viking Freight

Track Shipments

Detailed Results



Tracking Number	792468436102
Reference Number	JMI
Ship Date	11/28/2001
Delivered To	Recept/Fmt desk
Delivery Location	STATEN ISLAND NY
Delivery Date/Time	11/29/2001 09:16
Signed For By	I.CASTILLO
Service Type	Standard Letter

Tracking Options
- Obtain a Signature Proof of Delivery
- Email these tracking results to one or more recipients
- Track More Shipments

Scan Activity	Date/Time	Comments
Delivered STATEN ISLAND NY	11/29/2001 09:16	
On FedEx vehicle for delivery STATEN ISLAND NY	11/29/2001 09:12	
On FedEx vehicle for delivery STATEN ISLAND NY	11/29/2001 08:07	
Arrived at FedEx Destination Location STATEN ISLAND NY	11/29/2001 07:31	
Left FedEx Origin Location PITTSTON PA	11/28/2001 20:33	
Picked up by FedEx PITTSTON PA	11/28/2001 17:52	

Related Links
- Signature Proof
- My FedEx
- FedEx Wireless Solutions
- Handheld Track
- FedEx Sidebar
- Print, Bind & Ship
- FedEx Address Checker

Email Your Detailed Tracking Results

Enter your email (optional), up to three email addresses as recipients, add your message, and click on **Send Email**.

From

To

To

To

Add a message to this email.

Send Email



United States

Ship Track Rates Signature Proof Locations Pickup International Tools

Select More Online Services  Search for 

Track Shipments

Detailed Results

Quick Help

Tracking Number	830336950529
Reference Number	
Ship Date	11/28/2001
Delivered To	Recept/Frnt desk
Delivery Location	STATEN ISLAND NY
Delivery Date/Time	11/29/2001 09:16
Signed For By	I.CASTILLO
Service Type	Standard Letter

Tracking Options
- Obtain a Signature Proof of Delivery
- Email these tracking results to one or more recipients
- Track More Shipments

Scan Activity	Date/Time	Comments
Delivered STATEN ISLAND NY	11/29/2001 09:16	
On FedEx vehicle for delivery STATEN ISLAND NY	11/29/2001 09:13	
On FedEx vehicle for delivery STATEN ISLAND NY	11/29/2001 08:02	
Arrived at FedEx Destination Location STATEN ISLAND NY	11/29/2001 07:12	
Left FedEx Origin Location PITTSTON PA	11/28/2001 20:33	
Picked up by FedEx PITTSTON PA	11/28/2001 17:52	

Email Your Detailed Tracking Results

Enter your email (optional), up to three email addresses as recipients, add your message, and click on **Send Email**.

From

To

To

To

Add a message to this email.



Send Email







Track Shipments

QuickHelp

Detailed Results

Tracking Number	830336950297
Reference Number	
Ship Date	11/28/2001
Delivered To	Recept/Frnt desk
Delivery Location	STATEN ISLAND NY
Delivery Date/Time	11/29/2001 09:16
Signed For By	I.CASTILLO
Service Type	Standard Letter

Tracking Options

- Obtain a Signature Proof of Delivery
- Email these tracking results to one or more recipients
- Track More Shipments

Scan Activity	Date/Time	Comments
Delivered STATEN ISLAND NY	11/29/2001 09:16	
On FedEx vehicle for delivery STATEN ISLAND NY	11/29/2001 09:13	
On FedEx vehicle for delivery STATEN ISLAND NY	11/29/2001 08:03	
Arrived at FedEx Destination Location STATEN ISLAND NY	11/29/2001 07:30	
Left FedEx Origin Location PITTSTON PA	11/28/2001 20:33	
Picked up by FedEx PITTSTON PA	11/28/2001 17:52	

Email Your Detailed Tracking Results

Enter your email (optional), up to three email addresses as recipients, add your message, and click on **Send Email**.

From

To

To

To

Add a message to this email.

Send Email



United States

Ship | Track | Rates | Signature Proof | Locations | Pickup | International Tools

Home | About FedEx | Service Info | Careers | eBusiness Tools | Manage My Account | Customer Service | Site Index

Select More Online Services Go

Search for 

- Track Shipments
- Alternate Reference Track
- Email Track
- Multi-Carrier Track
- Custom Critical
- Cargo Track
- American Freightways
- Viking Freight

Related Links

- Signature Proof
- My FedEx
- FedEx Wireless Solutions
- Handheld Track
- FedEx Sidebar
- Print, Bind & Ship
- FedEx Address Checker


Get it there


Ship & Save!

Track Shipments

Detailed Results

Quick Help

Tracking Number	830336950518
Reference Number	
Ship Date	11/29/2001
Delivered To	Recept/Frnt desk
Delivery Location	STATEN ISLAND NY
Delivery Date/Time	11/30/2001 09:19
Signed For By	I.CASTILLO
Service Type	Standard Letter

Tracking Options

- Obtain a Signature Proof of Delivery
- Email these tracking results to one or more recipients
- Track More Shipments

Scan Activity	Date/Time	Comments
Delivered STATEN ISLAND NY	11/30/2001 09:19	
On FedEx vehicle for delivery STATEN ISLAND NY	11/30/2001 09:15	
On FedEx vehicle for delivery STATEN ISLAND NY	11/30/2001 08:15	
Arrived at FedEx Destination Location STATEN ISLAND NY	11/30/2001 07:09	
Left FedEx Origin Location PITTSTON PA	11/29/2001 20:32	
Picked up by FedEx PITTSTON PA	11/29/2001 18:01	

Email Your Detailed Tracking Results

Enter your email (optional), up to three email addresses as recipients, add your message, and click on **Send Email**.

From

To

To

To

Add a message to this email.

Send Email

fedex.com Terms of Use | Contact Us!


United States
FedEx
Ship
Rates
Signature Proof
Locations
Pickup
International Tools

Home | About FedEx | Service Info | Careers | eBusiness Tools | Manage My Account | Customer Service | Site Index

Select More Online Services Go Search for Go

- Track Shipments
- Alternate Reference Track
- Email Track
- Multi-Carrier Track
- Custom Critical
- Cargo Track
- American Freightways
- Viking Freight

Track Shipments

Detailed Results

Quick Help

Tracking Number	830336950275
Reference Number	
Ship Date	11/29/2001
Delivered To	Recept/Frnt desk
Delivery Location	STATEN ISLAND NY
Delivery Date/Time	11/30/2001 09:19
Signed For By	I.CASTILLO
Service Type	Standard Letter

Tracking Options

- Obtain a Signature Proof of Delivery
- Email these tracking results to one or more recipients
- Track More Shipments

Scan Activity	Date/Time	Comments
Delivered STATEN ISLAND NY	11/30/2001 09:19	
On FedEx vehicle for delivery STATEN ISLAND NY	11/30/2001 09:15	
On FedEx vehicle for delivery STATEN ISLAND NY	11/30/2001 08:15	
Arrived at FedEx Destination Location STATEN ISLAND NY	11/30/2001 07:19	
Left FedEx Origin Location PITTSTON PA	11/29/2001 20:32	
Picked up by FedEx PITTSTON PA	11/29/2001 18:01	

Related Links

- Signature Proof
- My FedEx
- FedEx Wireless Solutions
- Handheld Track
- FedEx Sidebar
- Print, Bind & Ship
- FedEx Address Checker


Get it there




Ship & Save!

Email Your Detailed Tracking Results

Enter your email (optional), up to three email addresses as recipients, add your message, and click on **Send Email**.

From

To

To

To

Add a message to this email.

Send Email

Exhibit 7

Joint Schedule 13D filed by Jewelcor,
Seymour and Evelyn Holtzman, and others

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMBANC HOLDING CO., INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

02316110-2
(CUSIP Number)

Seymour Holtzman
c/o Jewelcor Companies
100 N. Wilkes-Barre Blvd.
Wilkes-Barre, Pennsylvania 18702
(717) 822-6277
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

NOVEMBER 19, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Index to Exhibits on Page

SCHEDULE 13D

1 NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Seymour Holtzman

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
(b) x

3 SEC USE ONLY

4 SOURCE OF FUNDS*

PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,467
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,467

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,467 SEE ITEM 5

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[X]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .063%

14 TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

"INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7"
"(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

1 NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Evelyn Holtzman

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
(b) x

3 SEC USE ONLY

4 SOURCE OF FUNDS*

PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 - SEE ITEM 5

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[X]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14 TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

"INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7"
"(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

SCHEDULE 13D

1 NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Allison Holtzman Garcia

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
(b) x

3 SEC USE ONLY

4 SOURCE OF FUNDS*

PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,535
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,535
	10	SHARED DISPOSITIVE POWER - 0 -

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,535

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .028%

14 TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
"INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7"
"(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

SCHEDULE 13D

1 NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Custodial Account f/b/o Allison Holtzman Garcia

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
(b) x

3 SEC USE ONLY

4 SOURCE OF FUNDS*

PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,374
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,374
	10	SHARED DISPOSITIVE POWER - 0 -

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,374

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .025%

14 TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
"INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7"
"(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

SCHEDULE 13D

1 NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Trust f/b/o Steven Holtzman

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
(b) x

3 SEC USE ONLY

4 SOURCE OF FUNDS*

PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 160
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 160
	10	SHARED DISPOSITIVE POWER - 0 -

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

160

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .003%

14 TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
"INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7"
"*(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.*"

1 NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Custodial Account f/b/o Olivia Garcia

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
(b) x

3 SEC USE ONLY

4 SOURCE OF FUNDS*

PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 160
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 160
	10	SHARED DISPOSITIVE POWER - 0 -

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

160

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .003%

14 TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
"INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7"
"(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

SCHEDULE 13D

1 NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Custodial Account f/b/o Chelsea Holtzman

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
(b) x

3 SEC USE ONLY

4 SOURCE OF FUNDS*

PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 535
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 535
	10	SHARED DISPOSITIVE POWER - 0 -

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

535

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .01%

14 TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
"INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7"
"(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

SCHEDULE 13D

1 NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

"Jewelcor Management, Inc."
Federal Identifiction No. 23-2331228

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
(b)x

3 SEC USE ONLY

4 SOURCE OF FUNDS*

See Item 3

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 300,440
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 300,440
	10	SHARED DISPOSITIVE POWER - 0 -

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,440

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%

14 TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
"INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7"
"(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

1 NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

S.H. Holdings, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
(b)x

3 SEC USE ONLY

4 SOURCE OF FUNDS*

See Item 3

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2 (E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 - SEE ITEM 5

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[X]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14 TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
"INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7"
"(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

SCHEDULE 13D

CUSIP No. 02316110-2

1 NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jewelcor Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
(b) x

3 SEC USE ONLY

4 SOURCE OF FUNDS*

See Item 3

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2 (E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 - SEE ITEM 5

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[X]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14 TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
"INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7"
"(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION."

Item 1. Security and Issuer.

This Statement on Schedule 13D ("Schedule 13D") relates to the common stock (the "Common Stock") of Ambanc Holding Co., Inc. ("Ambanc"). Ambanc's principal executive offices are located at 11 Division Street, Amsterdam, NY 12010.

Item 2. Identity and Background.

This Statement is being filed jointly on behalf of Seymour Holtzman ("Mr. Holtzman"), Evelyn Holtzman, Mr. Holtzman's wife ("Mrs. Holtzman"), Allison Holtzman Garcia, Mr. Holtzman's daughter ("A H Garcia"), the Custodial Account for the benefit of Allison Holtzman Garcia ("AHG Custodial Account"), the Trust Account for the benefit of Steven Holtzman, Mr. Holtzman's son ("S Trust"), the Custodial Account for the benefit of Olivia Garcia, Mr. Holtzman's granddaughter ("O Custodial Account"), the Custodial Account for the benefit of Chelsea Holtzman, Mr. Holtzman's other granddaughter ("C Custodial Account"), Jewelcor, Inc., a Pennsylvania Corporation, S.H. Holdings, Inc., a Delaware Corporation, and Jewelcor Management, Inc., a Nevada Corporation("JMI"), (each, individually, a "Reporting Person" and collectively, the "Reporting Persons").

Mr. Holtzman's present principal occupation is Chairman of the Board and Chief Executive Officer of the Jewelcor Companies, including Jewelcor Management, Inc.

Mr. Holtzman is the custodian for the O Custodial Account. Mrs. Holtzman, is the custodian for the AHG Custodial Account and the C Custodial Account. Mrs. Holtzman is a homemaker and her address is Mizner Tower, 300 Southeast Fifth Avenue, Suite 8100A, Boca Raton, FL 33432.

AH Garcia is a homemaker and her address is 2358 Northwest 23rd Road, Boca Raton, Florida 33434.

The sole trustee of the S Trust is Theodore L. Krohn ("Mr. Krohn") who is Mr. Holtzman's brother-in-law. Mr. Krohn is an attorney who practices law as a sole practitioner. His principal business address is 400 Third Avenue, Kingston, Pennsylvania 18704.

The principal business of JMI is investment and management services. The principal business of Jewelcor, Inc. is the rental of commercial real estate. S.H. Holdings, Inc. is a holding company.

JMI is a wholly owned subsidiary of Jewelcor Inc., which is a wholly owned subsidiary of S.H. Holdings, Inc. (each, a "Company" and collectively, the "Companies"). Mr. Holtzman and Mrs. Holtzman own, as tenants by the entirety, a a controlling interest of S.H. Holdings, Inc. The executive offices of the Companies are located at 100 N. Wilkes-Barre Boulevard, Wilkes-Barre, PA 18702.

Mr. Holtzman is the President and Chairman of the Board of Directors of each of the Companies. James Verano is the Vice President, the Treasurer and a Director of each of the Companies. Maria Sciandra is the Secretary and a Director of each of the Companies.

During the five years immediately prior to the date hereof, none of the Reporting Persons nor, to their best knowledge, any of the other persons whose names are set forth in Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the people set forth above are citizens of the United States.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person shall have responsibility for the accuracy or completeness of information supplied by another Reporting Person.

Item 3. Source and Amount of Funds Or Other Consideration.

On November 16, 1998, Ambanc completed its acquisition of Afsala Bancorp , Inc., a Delaware Corporation ("Afsala"), pursuant to the Reorganization and Merger Agreement, dated April 23, 1998 and amended as of June 26, 1998. Pursuant to the Agreement, Afsala was merged with and into Ambanc, with Ambanc as the surviving corporation (the "Merger"). Upon consummation of the Merger, each share of the common stock of Afsala converted into the right to receive 1.07 shares of the common stock of Ambanc.

As a result of the Merger, the 250 shares of Afsala common stock held in Mr. Holtzman's IRA Account were converted into 267 shares of Ambanc common stock. See Exhibit B

As a result of the Merger, the 500 shares of Afsala common stock held in AH Garcia's account with Bear Stearns Securities were converted into 535 shares of Ambanc common stock. See Exhibit B

As a result of the Merger, the 350 shares of Afsala common stock held in the AHG Custodial Account were converted into 374 shares of Ambanc common stock. See Exhibit B

As a result of the Merger, the 150 shares of Afsala common stock held by the S Trust were converted into 160 shares of Ambanc common stock. See Exhibit B

As a result of the Merger, the 150 shares of Afsala common stock held by the O Custodial Account were converted into 160 shares of Ambanc common stock. See Exhibit B

As a result of the Merger, the 500 shares of Afsala common stock held in the C Custodial Account were converted into 535 shares of Ambanc common stock. See Exhibit B

As a result of the Merger, the 132,000 shares of Afsala common stock held in JMI's margin account with Bear Stearns Securities were converted into 141,240 shares of Ambanc common stock. See Exhibit B

Item 4. Purpose of Transaction

The Reporting Persons have, at this time, acquired their respective shares of the Common Stock of Ambanc for the purpose of investment. The Reporting Persons are each evaluating, and expect to continue to evaluate, their respective perceptions of the investment potential of the Common Stock and, depending on various factors including the results of such evaluation, Ambanc's business prospects and financial position, other developments concerning Ambanc, the price level of the Common Stock, available opportunities to acquire or dispose of the Common Stock or realize trading profits, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and developments relating to their respective businesses, the Reporting Persons may in the future take such actions with respect to such holdings in Ambanc as each deems appropriate in light of the circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the Common Stock now owned or hereafter acquired.

Item 5. Interest in Securities of the Issuer.

As of November 19, 1998, the Reporting Persons beneficially own an aggregate of 307,671 shares of Common Stock, constituting 5.6% of the outstanding shares of Common Stock of Ambanc (based upon the number of outstanding shares reported by Ambanc's Investors Relations Department on November 30, 1998).

As of November 19, 1998, JMI beneficially owns an aggregate of 300,440 shares of Common Stock, constituting 5.5% of Ambanc's outstanding shares.

The Reporting Persons are filing this Schedule 13D because such Reporting Persons may be deemed to be members of a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of any Common Stock beneficially owned by any other Reporting Person. However, by virtue of Mr. and Mrs. Holtzman's ownership interest in S.H. Holdings, Inc. and the relationships between the Companies, Mr. Holtzman, Mrs. Holtzman, S.H. Holdings, Inc., and/or Jewelcor, Inc. may be deemed to be the beneficial owners of the securities held by JMI.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1. An Agreement relating to the filing of a joint statement as required under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

2. A listing of the shares of Common Stock that were acquired by the Reporting Persons as a result of the Ambanc/Afsala Merger is filed herewith as Exhibit B.

SIGNATURES

After reasonable inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: December 1, 1998

/s/ Seymour Holtzman
Seymour Holtzman

/s/ Evelyn Holtzman
Evelyn Holtzman

/s/ Allison Holtzman Garcia
Allison Holtzman Garcia

Trust f/b/o Steven Holtzman

By: /s/ Theodore L. Krohn
Theodore L. Krohn, Trustee

Custodial Account
f/b/o Olivia Garcia

By: /s/ Seymour Holtzman
Seymour Holtzman, Custodian

Custodial Account
f/b/o Allison Holtzman Garcia

By: /s/ Evelyn Holtzman
Evelyn Holtzman, Custodian

Custodial Account
f/b/o Chelsea Holtzman

By: /s/ Evelyn Holtzman
Evelyn Holtzman, Custodian

JEWELCOR MANAGEMENT, INC.

By: /s/ Seymour Holtzman
Name: Seymour Holtzman
Title: President

JEWELCOR INC.

By: /s/ Seymour Holtzman
Name: Seymour Holtzman
Title: President

S.H. HOLDINGS, INC.

By: /s/ Seymour Holtzman
Name: Seymour Holtzman
Title: President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Ambanc Holding Co., Inc. dated December 1, 1998, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13D-1(K) under the Securities Exchange Act of 1934, as amended.

Dated as of: December 1, 1998

/s/ Seymour Holtzman
Seymour Holtzman

/s/ Evelyn Holtzman
Evelyn Holtzman

/s/ Allison Holtzman Garcia
Allison Holtzman Garcia

Trust f/b/o Steven Holtzman

By: /s/ Theodore L. Krohn
Theodore L. Krohn, Trustee

Custodial Account
f/b/o Olivia Garcia

By: /s/ Seymour Holtzman
Seymour Holtzman, Custodian

Custodial Account
f/b/o Allison Holtzman Garcia

By: /s/ Evelyn Holtzman
Evelyn Holtzman, Custodian

Custodial Account
f/b/o Chelsea Holtzman

By: /s/ Evelyn Holtzman
Evelyn Holtzman, Custodian

JEWELCOR MANAGEMENT, INC.

By: /s/ Seymour Holtzman
Name: Seymour Holtzman
Title: President

JEWELCOR INC.

By: /s/ Seymour Holtzman
Name: Seymour Holtzman
Title: President

S.H. HOLDINGS, INC.

By: /s/ Seymour Holtzman
Name: Seymour Holtzman
Title: President

Exhibit B

CONVERSION OF SHARES DUE TO AMBANC/AFSALA MERGER

DATE ACQUIRED 1998	PERSON/ ENTITY	AMBANC SHARES BEFORE CONVERSION	AMBANC SHARES AFTER CONVERSION
11/19	S. HOLTZMAN	3,200	3,467
11/19	AH GARCIA	1,000	1,535
11/19	AHG CUST. ACCT.	1,000	1,374
11/19	S TRUST	- 0 -	160
11/19	O CUST. ACCT.	- 0 -	160
11/19	C CUST. ACCT.	- 0 -	535
11/19	JMI	159,200	300,440
		164,400	307,671

Law Offices of

BRIAN A. BUFALINO, ESQ.

225 WYOMING AVENUE
WEST PITTSTON, PENNSYLVANIA 18643

CHARLES J. BUFALINO, SR.
(1930-1970)

CHARLES J.BUFALINO
OF COUNSEL

CHARLES J. BUFALINO, III
OF COUNSEL

MARK W. BUFALINO
OF COUNSEL

TELEPHONE
(570) 655-1441

FACSIMILE
(570) 655-8616

January 16, 2002

Via Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 2054901004

Re: Staten Island Bancorp, Inc.
Omission of Shareholder Proposals for 2002 Annual Meeting

Dear Ladies and Gentlemen:

Please be advised that I represent Allison Holtzman Garcia, Wesley and Gertrude Harris, Dr. Thomas Baker and Evelyn Holtzman (in her capacity as the custodian of the custodial account for the benefit of Chelsea Holtzman) with regard to the shareholder proposals that were separately submitted by the aforesaid individuals to Staten Island Bancorp, Inc. (the "Company") for the Company's 2002 Annual Meeting of Shareholders. On December 26, 2001, the Company, through its counsel, sent a letter to the staff of the Securities and Exchange Commission (the "Staff") requesting that the Staff concur in the Company's purported view that the proposals of these individuals may be omitted from the Company's proxy materials in reliance upon Rule 14 a-8 (c) of the Securities Exchange Act of 1934. Please accept this letter as the response of Mrs. Holtzman Garcia, Mr. and Mrs. Harris, Dr. Baker and Mrs. Evelyn Holtzman, as Custodian (collectively, the "Individual Proponents").

I. Background

On November 7, 2001, Jewelcor Management, Inc. ("JMI") submitted a proposal to the Company for inclusion in the Company's proxy materials for the 2002 Annual Meeting of Shareholders. By letter of the Company's counsel dated November 21, 2001, JMI was informed that the Company intended to omit JMI's submission from the Company's proxy materials on the basis that JMI's submission consisted on more than one proposal. The Individual Proponents knew (i) the substance of JMI's submission, (ii) that the Company had threatened exclusion of the proposal and (iii) that JMI was submitting a revised proposal that would not contain various issues concerning shareholder rights that were addressed in JMI's original proposal. Upon learning that JMI would be revising its proposal the Independent Proponents separately and independently decided to respectively submit, through the services of this office, a proposal that addressed one of the issues that was addressed in JMI's original proposal but that would be missing from JMI's revised proposal.

II. None of the Proponent Control Any Other Proponent

In its letter to the Staff, the Company offers no facts or even theories upon which it can reasonably be concluded that JMI controls any of the Individual Proponents. The Company is unable to meet its burden in this regard since, as a matter of fact, there exists no voting agreement by or among JMI and the Individual Proponents nor does there exist any other relationships, arrangements or mechanisms through which JMI can exercise any control over the Individual Proponents or through which any of the Individual Proponents can exercise control over any of the proponents. While Mrs. Holtzman Garcia does jointly file a Schedule 13D with JMI and Mrs. Holtzman with regard to certain holdings not related to the Company, Mrs. Holtzman Garcia disclaims beneficial ownership of the shares held by both JMI and Mrs. Holtzman.

As for the proposal submitted by Mrs. Holtzman as custodian of the custodial account for the benefit of Chelsea Holtzman (the "Custodial Account"), the Company's letter to the Staff misleadingly treats this proposal as if it were submitted by Mrs. Holtzman, individually. The Company does this in an attempt to create the argument that Mrs. Holtzman has a beneficial ownership in JMI and that proposals from both JMI and Mrs. Holtzman arguably violate Rule 14 a-8 (c). However, the Staff has previously refused to concur in a view that treats a proposal submitted by an agent of a shareholder as though the proposal were submitted by the agent in her individual capacity. See, for example, Sempra Energy (February 29, 2000).

In Sempra Energy (February 29, 2000), the Staff declined to concur in the view that the Issuer could exclude two proposals under Rule 14 a-8 (c) where both proposals were submitted by the same individual but were submitted in his capacity as the agent of two independent proponents. In the instant matter just as in Sempra Energy, supra, an application of Rule 14 a-8 (c) requires that the Company look not to the relationships among the agent and the other proponents but rather must look to the relationships among the other proponents and the agent's principal. Neither Chelsea Holtzman nor the Custodial Account hold any interest in JMI and all Schedule 13D filings submitted by JMI and the Custodial Account disclaim beneficial ownership of the other's holdings. Just as with all the other shareholders, there are no means by which the Custodial Account can control or be controlled by any of the other proponents.

III. None of the Proponents are the "Alter Ego" of any other Proponent

As was explained to the Company, the Individual Proponents are not the "alter ego" of JMI. On the contrary, these individuals submitted their respective proposals of their own volition after learning that various issues contained in JMI's original proposal were being withdrawn by JMI. In a situation such as this, where individuals independently decide to submit timely proposals to address issues that a separate proponent chose to withdraw, there is no violation Rule 14 a-8 (c). Rule 14 a-8 (c) does not prevent shareholders who know each other from submitting proposals nor does it prohibit shareholders from knowing that another shareholder had submitted a proposal and was submitting a revised proposal upon the company's threat of exclusion. The Individual Proponents were well within their rights as shareholders to independently decided to submit a proposal that addresses an issue that another shareholder had withdrawn.

As was also explained to the Company, the similarities in authorship of the proposals of the Individual Proponents and the coordination in mailing these proposal are the result of the fact that this office assisted in the preparation and mailing of the proposals. Although the Company refers to the undersigned as "Jewelcor's Attorney", the Company is aware that I represented Mrs. Holtzman Garcia in the submission and presentation of a shareholder proposal for the Company's 2000 Annual Meeting. Also, I have previously represented Dr. Baker and Mrs. Holtzman, individually, in certain proposals submissions.

In my separate representation of the Individual Proponents, none of the individuals knew the particulars of how and when any other proposal was being submitted to the Company. Also, none of the individuals knew the substance of any proposal submitted by any of the other individuals. Therefore, these individuals were not only acting independent of JMI but they were acting independent of each other.

When properly scrutinized, the Company's allegations of concerted action dangle on two facts: (1) the individuals know each other and (2) some of the individuals have previously made proposal submissions to the same company. Both facts are utterly meaningless. If familiarity among proponents were enough to support exclusion under Rule 14 a-8 (c), family members would not be permitted to send separate proposals for the same annual meeting. As we all know, the Staff has refused to embrace such a view. See, for example, USX Corporation (February 13, 1991) (Staff unable to conclude that the one-proposal limitation should apply collectively to three individuals based solely on their family relationship).

As for the fact that some of the proponents have previously made proposal submissions to the same company, such a fact only establishes that the proponents share an interest in advancing issues related to shareholder rights. Due to this shared interest, it should come as no surprise that the Individual Proponents sought to propose the shareholder rights issues that JMI was forced to withdraw.

IV. The Company Can Not Meet Its Burden Of Establishing Concerted Action

The Company bears the burden of establishing concerted action by and among the proponents. See, Aura Systems, Inc. (June 11, 1998). In the face of the proponents' denial of concerted action and their explanations of the facts surrounding their submissions, the Company should not be permitted to rely on theories and unsupportable allegations as bases for exclusion. To hold otherwise is to shift the burden upon the proponents and to require them to prove a negative (i.e. that they have not acted in concert).

If the Staff were to concur in the Company's position, the Individual Proponents agree that the proposal of JMI should be permitted inclusion in the Company's proxy materials.

Thank you for your attention to the foregoing.

Very truly yours,

BRIAN A. BUFALINO

BAB/mag

Cc: Hugh T. Wilkinson, Esquire (via Federal Express)
Richard L. Huffsmith, Esquire (via regular mail)
Thomas Baker, M.D. (via regular mail)
Allison Holtzman Garcia (via regular mail)
Evelyn Holtzman (via regular mail)
Mr. and Mrs. Wesley Harris (via regular mail)



100 North Wilkes-Barre Boulevard
Wilkes-Barre, PA 18702

570-822-6277
FAX 570-820-7014

January 17, 2002

Via Federal Express

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Staten Island Bancorp, Inc.
Shareholder Proposal of Jewelcor Management, Inc.

Dear Ladies and Gentlemen:

This letter is written on behalf of Jewelcor Management, Inc. ("JMI") regarding the shareholder proposal submitted by JMI to Staten Island Bancorp, Inc. (the "Company") for inclusion in the Company's proxy statement for the 2002 Annual Meeting of Stockholders ("2002 Proxy Statement"). On December 26, 2001, the Company, through its counsel, sent a letter to the staff of the Securities and Exchange Commission (the "Staff") whereby the Company expressed its intention to omit JMI's proposal from the 2002 Proxy Statement. JMI opposes the Company's position that it may omit JMI's proposal. This letter shall serve as JMI's response to the Company's December 26, 2001 letter.

The Company alleges that JMI is acting in concert with Allison Holtzman Garcia, Thomas Baker, M.D., Wesley and Gertrude Harris and Evelyn Holtzman (as Custodian for the Custodial Account for the benefit of Chelsea Holzman) each of whom have submitted proposals for inclusion in the 2002 Proxy Statement. Based on this mere allegation, the Company asks the Staff to concur in its view that JMI's proposal violates Rule 14a-8(c) and issue a No-Action Letter.

Contrary to the Company's allegations, JMI has not acted in concert with and does not control any of the aforesaid proponents. None of the proponents hold any interest in JMI and JMI does not advise them with regard to their respective financial holdings in the Company.

While Evelyn Holtzman indirectly holds an interest in JMI, she has not submitted a proposal in her individual capacity, but in her capacity as an agent of Chelsea Holtzman.

The Company attempts to meet its burden of showing concerted action by stating that JMI and certain of the other proponents jointly file Schedules 13D with regard to issuers other than the Company. This fact was raised by the Company in its unsuccessful attempt to exclude JMI's proposal submitted in connection with the Company's 2000 Annual Meeting. Staten Island Bancorp., Inc. (March 21, 2000). As the Company is aware, JMI disclaims beneficial ownership of the shares held by all people with whom it jointly files a Schedule 13D.

The Company also relies on the fact that some of the general concepts raised by the proponents have been previously raised by JMI. JMI may have the same desire as the other proponents for increased shareholder rights and for the removal of anti-takeover provisions from the Bylaws and Articles of Incorporation of the Company; however, the sharing of common goals does not equate to concerted action. In Magellan Petroleum Corporation (November 22, 1994), the Staff did not concur with the company's position that five proposals were actually being submitted by one proponent where all five proposals were similar in format and where one of the proponents was a known activist who had repeatedly sought the same changes in the company's governance as were collectively sought in the five proposals.

Based on the foregoing, JMI respectfully submits that there exists no reasonable basis upon which its proposal may be excluded from the 2002 Proxy Statement.

Sincerely,

Richard L. Huffsmith
Vice President/General Counsel

Cc: Hugh T. Wilkinson, Esquire (Via Federal Express)

LAW OFFICES

ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

12TH FLOOR
734 15TH STREET, N.W.
WASHINGTON, D.C. 20005

TELEPHONE: (202) 347-0300
FACSIMILE: (202) 347-2172
WWW.EMTH.COM

TIMOTHY B. MATZ
STEPHEN M. EGE
RAYMOND A. TIERNAN
GERARD L. HAWKINS
JOHN P. SOUKENIK*
GERALD F. HEUPEL JR.
JEFFREY A. KOEPPEL
PHILIP ROSS BEVAN
HUGH T. WILKINSON
KEVIN M. HOULIHAN
KENNETH B. TABACH

*NOT ADMITTED IN D.C.

PATRICIA J. WOHL
DAVID K. TEEPLES
DAVID MAX SELTZER
ERIC M. MARION

SENIOR COUNSEL
W. MICHAEL HERRICK

OF COUNSEL
ALLIN P. BAXTER
JACK I. ELIAS
SHERYL JONES ALU

January 25, 2002

VIA MESSENGER

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Staten Island Bancorp, Inc.
File No. 1-13503
Shareholder Proposals for 2002 Annual Meeting

Dear Ladies and Gentlemen:

On behalf of Staten Island Bancorp, Inc. ("Staten Island" or the "Company"), this letter supplements our December 26, 2001 letter to you and responds to the January 16, 2002 letter from Brian A. Bufalino and the January 17, 2002 letter from Jewelcor Management, Inc. ("Jewelcor").

The crux of the matter is whether Jewelcor, after having been notified that its original proposal consisted of multiple proposals, should be permitted to have its attorney divide Jewelcor's original proposal into separate parts and then prepare and submit four of the separate parts on behalf of four individuals? We believe that Jewelcor is trying to do indirectly what it clearly cannot do directly, and that the use of the individual shareholders (the "Nominal Proponents") is a clear attempt to evade the one proposal limit.

The following facts are undisputed:

(1) Jewelcor was notified by our letter dated November 21, 2001 that its original proposal consisted of multiple shareholder proposals (the "Multiple Proposals");

(2) none of the Nominal Proponents had submitted any shareholder proposal to the Company for the 2002 annual meeting or had taken any steps to do so prior to Jewelcor's receipt of our November 21 letter;

(3) subsequent to the receipt of our November 21 letter, Jewelcor's officers contacted Brian Bufalino ("Jewelcor's attorney"), an attorney who has represented Jewelcor on various occasions in the past, including attending the Company's 2001 Annual Meeting on behalf of Jewelcor in connection with its shareholder proposal to Staten Island last year. Although both Jewelcor and Mr. Bufalino gloss over this contact, the facts clearly indicate that Jewelcor contacted its attorney following our November 21 letter, since this letter was not sent by us to Mr. Bufalino, and neither Jewelcor nor Mr. Bufalino deny that Mr. Bufalino is Jewelcor's attorney;

(4) after being contacted by Jewelcor's officers, Jewelcor's attorney then proceeded to divide Jewelcor's Multiple Proposals into separate parts (see page 1 of Mr. Bufalino's December 20, 2001 letter to Staten Island and page 3 of his January 16, 2002 letter to the staff - "the similarities in authorship of the proposals of the Individual Proponents and the coordination in mailing these proposal are the result of the fact that this office assisted in the preparation and mailing of the proposals");

(5) during the week following our November 21 letter to Jewelcor, Jewelcor's attorney and/or officers contacted each of the Nominal Proponents and informed them "that [Jewelcor] had submitted a proposal to Staten Island and that [Jewelcor], under Staten Island's threat of exclusion, was submitting a revised proposal that would not contain various issues concerning shareholder rights that were addressed in [Jewelcor's] original proposal" (see page 2 of Mr. Bufalino's December 20, 2001 letter and also page 1 of his January 16, 2002 letter);

(6) upon being solicited to submit a shareholder proposal at the request of or on behalf of Jewelcor, each of the Nominal Proponents "decided to respectively submit, through the services of [Jewelcor's attorney], a proposal that addressed one of the issues that was addressed in [Jewelcor's] original proposal but that would be missing from [Jewelcor's] revised proposal" (see page 2 of Mr. Bufalino's January 16, 2002 letter and page 2 of his December 20, 2001 letter);

(7) Mr. Bufalino's office sent in the proposals for all of the Nominal Proponents, as well as Jewelcor's revised proposal; and

(8) Mr. Bufalino has indicated that the Nominal Proponents will withdraw their proposals in deference to inclusion of the Jewelcor proposal in the event the staff agrees with the Company's position that Jewelcor and the Nominal Proponents have submitted multiple proposals (see page 4, the second paragraph, of Mr. Bufalino's January 16, 2002 letter).

In those instances where a shareholder has submitted multiple proposals and has then had family members, friends or other associates submit the same or similar proposals shortly after being notified of the one proposal limit, the staff has consistently held that such maneuvers will result in all of the proposals being omitted. See Spartan Motors, Inc. (March 12, 2001); Drexler Technology

Corporation (available June 14, 1999); International Business Machines Corp. (January 26, 1998); Pacific Enterprises (February 12, 1996); NMR of America, Inc. (available May 11, 1993); and Dominion Resources, Inc. (available February 24, 1993).

The facts here are strongly similar to those in the above letters, and neither Jewelcor nor Jewelcor's attorney made any attempt to distinguish the above letters. Not only are the proposals of the Nominal Proponents substantially identical to Jewelcor's original Multiple Proposals, each of the Nominal Proponents submitted their proposals only after being contacted on behalf of Jewelcor and with full knowledge that they were being asked to submit part of Jewelcor's original submission to Staten Island. The role of Jewelcor's attorney in submitting the proposals on behalf of each of the Nominal Proponents was originally hidden from the Company, as if the attorney knew it would be best not to shed light on this coordinated scheme to evade the one proposal limit.

Even where multiple proposals are not initially submitted by a single shareholder, the staff has held that proposals submitted on behalf of another person or entity or pursuant to a coordinated, arranged or orchestrated scheme are aggregated for purposes of the one proposal rule. See BankAmerica Corporation (available February 8, 1996) ("the nominal proponents are acting on behalf of. . . . Aviad Visoly" and the proposals may be omitted); Weyerhaeuser Company (December 20, 1995) ("the nominal proponents are acting on behalf of. . . .the Committee" and the proposals may be omitted); and Stone & Webster, Inc. (March 3, 1995) ("the nominal proponents are acting on behalf of. . . . Ram Trust" and the proposals may be omitted).

The facts in this case are even stronger than in the three letters cited in the preceding paragraph since all of the Multiple Proposals were originally submitted by Jewelcor. It is clear that Jewelcor and its officers (in conjunction with Jewelcor's attorney) coordinated, arranged or orchestrated the division of its Multiple Proposals into five separate proposals and found the four Nominal Proponents to submit different parts of the original Multiple Proposals on behalf of Jewelcor. In light of the admissions in the December 20 and January 16 letters from Jewelcor's attorney, it is indisputable that none of the Nominal Proponents would have submitted a proposal unless requested to do so on behalf of Jewelcor in a deliberate and conscious attempt by Jewelcor to evade the one proposal limit. By agreeing to submit part of Jewelcor's Multiple Proposals because Jewelcor could not do so on its own, each of the Nominal Proponents are acting on behalf of Jewelcor. As further evidence that Jewelcor and the Nominal Proponents are acting in concert and not independently, the Nominal Proponents have indicated that they will agree to exclude their proposals in deference to Jewelcor in the event the staff agrees with the positions stated herein. In light of the multiple opportunities given to Jewelcor to reduce its proposals to one as well as the obvious efforts that Jewelcor and the Nominal Proponents have taken to circumvent the proxy rules, we believe that all five proposals can be properly omitted by the Company.

The facts that two of the Nominal Proponents are related to Jewelcor's controlling shareholder and that the other two Nominal Proponents have pre-existing relationships with Jewelcor's controlling shareholder only support our position that each of the Nominal Proponents were acting on behalf of or in concert with Jewelcor when they had Jewelcor's attorney submit their proposals. The family and other relationships are not the primary basis for our arguments as to why the proposals should be excluded. The undisputed facts set forth at the beginning of this letter are sufficient in and of themselves to justify the granting of a no-action position by the staff, especially since none of the Nominal Proponents would have submitted a proposal on their own for the 2002 annual meeting and each of the Nominal Proponents knew that they were being asked to submit a proposal that was part of Jewelcor's original submission.

This is not a case where separate family members each decide to independently submit their own shareholder proposal. As a result, USX Corporation (February 13, 1991) is easily distinguishable, since the sole basis advanced by the issuer in that case for exclusion under the one proposal rule was the existence of a family relationship. This is also not a case where shareholders read about "shareholder suggestions" prepared by one shareholder and then decide to independently submit their own shareholder proposal. As a result, Magellan Petroleum Corporation (November 23, 1994) is also easily distinguishable.

Here, Jewelcor initially submitted a proposal with multiple parts. After being informed that its Multiple Proposals violated Rule 14a-8(c), Jewelcor then had its attorney divide the original submission into five separate proposals and then solicited the four Nominal Proponents to each submit part of Jewelcor's original proposal. The important fact is that each of the Nominal Proponents knew that they were being asked to submit part of Jewelcor's original proposal because Jewelcor could not do so on its own. It is irrelevant whether they knew which parts of Jewelcor's original proposal were being submitted by other shareholders or whether they owned any stock in Jewelcor. Even Jewelcor's attorney concedes that the Nominal Proponents only submitted their proposals because they were asked to do so and because they knew Jewelcor could not submit all of the proposals on its own. This is clearly a coordinated scheme to evade the one proposal limit.

Jewelcor and Evelyn Holtzman

In addition to the arguments set forth above which justify exclusion of all of the proposals, our December 26, 2001 letter to you also argued that since Evelyn Holtzman is a controlling shareholder of Jewelcor (through her joint ownership with her husband of a controlling interest in a parent company of Jewelcor), both Jewelcor and Evelyn Holtzman should not be permitted to submit separate proposals. While Evelyn Holtzman and Jewelcor are clearly alter egos, both Jewelcor and its attorney argue that Evelyn Holtzman submitted a proposal not in her individual capacity but rather as the agent for Chelsea Holtzman.

Chelsea Holtzman is the minor granddaughter of Evelyn Holtzman, and the proposal submitted by Evelyn Holtzman (pursuant to the request of Jewelcor's attorney) was done in her capacity as the custodian of the custodial account she established for her minor granddaughter. We believe Mr. Bufalino's reliance on Sempra Energy (February 29, 2000) is misplaced, since in that case John Chevedden was assisting a family trust and an unrelated individual shareholder in submitting two proposals. The issuer argued that Mr. Chevedden was an agent for both the trust and the individual. However, there was nothing in the record to indicate that Mr. Chevedden had any control over the shares held by the trust or the unrelated individual or that there was any connection between the trust and the unrelated individual. Furthermore, Mr. Chevedden was not a trustee of the family trust and had no voting or dispositive power over such shares.

Here, Evelyn Holtzman clearly has control over the shares held in the custodial account she established, including voting control. Her granddaughter Chelsea is unable to appoint anyone as an agent or to provide any instructions since Chelsea is a minor. Unlike Mr. Chevedden, Evelyn Holtzman clearly has control over the shares held in the custodial account, and she also has control over Jewelcor and its shares.

We respectfully request that the staff concur in our view that all five proposals may be omitted in reliance upon Rule 14a-8(c) of the 1934 Act. Pursuant to Rule 14a-8(j)(1), a copy of this letter is being sent to Jewelcor and to the attorney for each of the Nominal Proponents.

If you have any questions or comments with respect to this letter, or need any additional information, please call either the undersigned or Gerald F. Heupel, Jr. at (202) 347-0300.

Sincerely,

Hugh T. Wilkinson

Hugh T. Wilkinson

cc: Patricia A. Smith, Staten Island
Richard L. Huffsmith, Esq., Jewelcor
Brian A. Bufalino, Esq.

L:\1774\Ltr02-htw-A24.wpd

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Staten Island Bancorp, Inc.
Incoming letter dated December 26, 2001

The proposals relate to Staten Island Bancorp's certificate of incorporation and bylaws.

There appears to be some basis for your view that Staten Island Bancorp may exclude the proposals under rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if Staten Island Bancorp omits the proposals from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Keir D. Gumbs
Special Counsel